InnSuites Hospitality Trust

Fiscal 2008 Annual Report


CALIFORNIA
ARIZONA
NEW MEXICO
TEXAS
Flagstaff/Grand Canyon
Albuquerque
Ontario/
Los Angeles
Buena Park/
Anaheim
Phoenix
Tempe
Yuma
Tucson Oracle
Tucson - I-10
Fort Worth/Dallas

InnSuites HOTELS & SUITES

Your suite choice® VALUE

ARIZONA | CALIFORNIA | NEW MEXICO | TEXAS

InnSuites Hospitality Trust - Revenue*



$30,000,000
$15,000,000
$0

Fiscal Year	2006	2007	2008
Total Revenue	$21,248,839	$21,790,634	$22,100,135

InnSuites Hospitality Trust - Operating Income



$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0

Fiscal Year	2006	2007	2008
Operating Income	$349,349	$1,515,068	$2,981,795

InnSuites Hotels - Occupancy*



75.0%
70.0%
65.0%
60.0%

Fiscal Year	2006	2007	2008
Occupancy	69.7%	71.5%	70.9%

InnSuites Hotels - Average Daily Rate (ADR)*



$80.00
$75.00
$70.00
$65.00
$60.00

Fiscal Year	2006	2007	2008
Average Daily Rate	$70.55	$72.95	$77.37

InnSuites Hotels - Net Income Per Share - Diluted*



$0.1
$0.0
$-0.1

Fiscal Year	2006	2007	2008
REVPAR	$0.02	$(0.01)	$0.07

InnSuites Hotels - Revenue per Available Suite (REVPAR)*



$55.00
$50.00
$45.00
$40.00

Fiscal Year	2006	2007	2008
REVPAR	$49.19	$52.19	$54.83

InnSuites Hospitality Trust

*The Trust sold one of its properties in fiscal 2006.

FISCAL 2008 HIGHLIGHTS

- Diluted Earnings Per Share improved from a loss of $(0.01) to a profit of $0.07 per share.
- Basic Earnings Per Share increased to $0.12 from a loss of $(0.01) per share.
- Operating Income increased 96% to $2,981,795.
- Hotel industry trend and InnSuites' trend continued strong resulting in with increased rates and increased REVPAR.
- The Trust continues to benefit from improvements in operations of the Trust's core hotels, successful rate management strategies and improved product and services.
- Management continues to review strategies to unlock shareholder value, including listing assets for sale to take advantage of increased valuations being realized in the hospitality asset class and to allow greater emphasis on services fee income.

Operating Results

	2008	2007	2006
Earnings			
Operating Income	$ 2,981,795	$ 1,515,068	$ 349,349
Gain on Dispositions of Hotels and Property	$ —	$ 138,751	$ 1,847,425
Interest Expense	$ 1,819,186	$ 1,816,371	$ 1,909,097
Reported Net Income (Loss)	$ 1,119,160	$ (46,430)	$ 541,578
Reported Net Income (Loss) per basic share	$ 0.12	$ (0.01)	$ 0.06
Reported Net Income (Loss) per diluted share	$ 0.07	$ (0.01)	$ 0.02
EBITDA before Minority Interest (1)	$ 3,991,773	$ 3,686,774	$ 4,374,943
Trust Data			
Total Trust Revenue	$22,100,135	$21,790,634	$21,248,839
Trust Assets	$31,334,488	$31,379,017	$31,952,358
Dividends Paid	$ 0.01	$ 0.01	$ 0.01
Hotel Statistics			
Average Daily Rate (ADR)	$ 77.37	$ 72.95	$ 70.55
Occupancy	70.86%	71.54%	69.70%
Revenue per Available Suite (REVPAR)	$ 54.83	$ 52.19	$ 49.19

(1) Earnings before Interest, Tax, Depreciation, Amortization and Minority Interest ("EBITDA before Minority Interest"). Management believes that EBITDA before Minority Interest is a relevant indicator of operating performance. EBITDA is used by the Trust in its internal reporting and by the investment community in assessing financial performance. A reconciliation of Net Income to EBITDA before Minority Interest:

	FY 2008	FY 2007	FY 2006
Net Income (Loss) attributable to shareholders of beneficial interest	1,119,160	(46,430)	541,578
Add back:			
Depreciation	1,009,978	2,032,955	2,118,492
Interest Expense	1,819,186	1,816,371	1,909,097
Income tax expense	192,091	316,164	75,175
Less:			
Minority Interest	(147,077)	(428,855)	(267,265)
Interest Income	(1,565)	(3,431)	(2,134)
EBITDA before Minority Interest	3,991,773	3,686,774	4,374,943

Trust Shareholder Letter

Dear Fellow InnSuites Hospitality Trust Shareholders:

The major successes for fiscal year 2008 (February 1, 2007 – January 31, 2008) were improved operating profit, improved operating efficiency and sharply increased profitability. The operating profit for the prior fiscal year 2007 totaled $1.52 million after all operating expenses, including non-cash depreciation expenses. For fiscal year 2008, operating profit jumped over 96% to $2.98 million after all operating expenses, including $1.0 million in non-cash depreciation expense.

Hotel supply and demand dynamics have steadily improved during the last five years with supply relatively steady and demand increasing. The entire hospitality industry has been able to increase rates. Each dollar increase in rate falls directly to InnSuites' bottom line.

Strong rate increases for fiscal 2008 and modest increases in the current fiscal year 2009 are due to a number of factors:

A. The hotel industry has been favorably positioned for the supply and demand balance.

B. InnSuites Hotels (and many of our competitors) have significantly upgraded the quality of our product with system-wide initiatives including InnSuites Cloud 9 pillow top beds, rich granite vanities, hard wired and WiFi free high speed internet, flat screen TVs, enhanced business centers improving guest satisfaction and more.

C. InnSuites has traditionally provided "Your Suite Choice Value" with extra value including free amenities not found in many mid-priced or high-priced hotel systems. With the assistance of our rate management system, we have been able to more accurately price our value services often with significant price increases.

D. Continued emphasis has been and continues to be on cost control and internet sales.

We want to thank our team members throughout the InnSuites Hotel System for their extra efforts on service, efficiency, cost control and more precise rate setting, all of which together has helped us significantly improve our profit picture.

In addition to the fiscal year's improved operating profits, our significant real estate appreciation continues. InnSuites properties are located throughout the fast growing Southwestern states of Arizona, New Mexico, Texas, and Southern California. Substantial real estate equity is locked into the Trust assets from a combination of increased market asset value and relatively short amortization mortgage reductions.

With a relatively strong hotel real estate market and economic clouds on the horizon for fiscal 2009, the Trust is looking at unlocking value for its shareholders. For example, the Trust listed its hotels for sale at an aggregate price of $75.3 million or over 2 times their book value of $29.4 million and almost 4 times debt of $19.8 million. There is no assurance the Trust will be able to sell one or more assets at these prices, but this is an example of the potential opportunity to tap a previously hidden asset of the Trust in the form of increasing real estate equity for the benefit of our shareholders.

Management estimates that the difference between the market value of Trust assets and underlying debt significantly exceeds the current market capitalization of the Trust. Management also believes that asset sales may enhance shareholder value. Asset sales could be particularly beneficial to the Trust if, as often times has been the case in the past, the Trust maintains the management and/or trademark licensing of the hotel after sale.

Greater emphasis has been placed on priority for additional management, trademark license, and reservations fee income. It is easier to sell management services when the trademark services are also provided. Therefore, our primary emphasis is on trademark and reservation services. As part of the emphasis on trademark services, the Trust is developing two trademark packages. The first is the "Traditional InnSuites Hotels & Suites" regional package and the second is the "InnSuites Boutique Collection," which now includes two affiliate hotels managed by the Trust. The Trust plans to add two additional affiliate hotels to the Boutique Collection during fiscal year 2009.

Favorable trends include increased suite rates and improved profitability seen in fiscal year 2008. The lower U.S. dollar benefits the hotel industry by making it less expensive for foreign travelers from Canada, Europe, Asia and Mexico, while also giving an U.S. travelers a reason to stay closer to home.

Special thanks to the support of the InnSuites operating team, to our satisfied guests and our shareholders. In fiscal 2009, we look forward to rewarding our guests with continually improved product and service, rewarding our hard working staff with increased profitability-based bonuses and rewarding our patient shareholders as we work to unlock shareholder real estate value.

Sincerely,
InnSuites Hospitality Trust

James Wirth
Chairman, CEO and President

Marc E. Berg
Executive Vice President

Anthony Waters
Chief Financial Officer

Certain matters within this letter may be discussed using forward-looking language as specified in the 1995 Private Securities Litigation Reform Act and InnSuites Hospitality Trust intends that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include, but are not limited to: (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) the Trust's financing plans; (v) the Trust's position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) the Trust's plans and expectations regarding future sales of hotel properties; and (vii) trends affecting the Trust's or any hotel's financial condition or results of operations. InnSuites Hospitality Trust cautions that these statements may involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance to differ from those projected in the forward-looking statements contained herein. Such risks include, but are not limited to: a) fluctuations in hotel occupancy rates; b) changes in room rental rates which may be charged by InnSuites Hotels in response to market rental rate changes or otherwise; c) seasonality of our business; d) interest rate fluctuations; e) changes in governmental regulations, including federal income tax laws and regulations; f) competition; g) any changes in the Trust's financial condition or operating results due to acquisitions or dispositions of hotel properties; h) insufficient resources to pursue our current strategies; i) concentration of our investments in the InnSuites Hotels® brand; j) loss of franchise contracts; k) real estate and hospitality market conditions; l) hospitality industry factors, m) our ability to meet present and future debt service obligations; n) terrorist attacks or other acts of war; o) outbreaks of communicable diseases; p) natural disasters; q) loss of key personnel; and r) local or national economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the hospitality industry or the markets in which the Trust operates or will operate. From time to time, these and other risks are discussed in the Trust's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Capitalization

InnSuites Hospitality Trust

	End of Fiscal 2008 (January 31, 2008)	End of Fiscal 2007 (January 31, 2007)	End of Fiscal 2006 (January 31, 2006)
Market Capitalization	$ 9,255,012	$ 12,782,240	$ 12,346,243
Closing Stock Price	$ 1.01	$ 1.39	$ 1.35
Shares Outstanding	9,163,378	9,195,856	9,145,365
Shares Held by Officers & Trustees	5,983,342	5,947,342	5,869,472
Estimated Float	3,180,036	3,248,514	3,275,893
Class A Operating Partnership Units (Convertible 1 for 1 into Trust Shares at Owner's option)	468,509	570,067	669,617
Total Shares & Class A Convertible Units	9,631,887	9,765,923	9,814,982
Shares & Class A Convertible Units held by Officers and Trustees	5,983,342	5,947,342	5,869,472
Class B Partnership Units (Convertible 1 for 1 into Trust Shares with Board of Trustees approval)	3,407,938	3,407,938	3,407,938
Total Shares and Units	13,039,825	13,173,861	13,222,920
Implied Market Capitalization (1)	$ 13,170,223	$ 18,311,667	$ 17,850,942

(1) Not calculated in accordance with accounting principals generally accepted in the United States of America, but presented for shareholder information only.

InnSuites Overview

InnSuites Hospitality Trust is a mid-market studio and two-room suite hospitality real estate trust which owns and manages five moderate and full service suite hotels with 843 hotel suites located in Arizona, California and New Mexico. The Trust through its wholly-owned subsidiary, InnSuites Hotels, Inc., manages nine hotels, and as owner of the "InnSuites"® trademarks (which allow the Trust to enter markets that are not available to other hotel companies that do not control the brand) provides trademark services to 11 hotels containing 1,642 suites.

InnSuites Hotels and Suites distinguishes itself by offering "Your Suite Choice Value"® of "Studio InnSuites", "Two-room Executive/Family Suites", and romantic "Presidential Jacuzzi Suites." InnSuites creates extra value for all guests with complimentary "InnSuites Extras" including complimentary healthy hot breakfast buffet, high speed internet, guest business center, afternoon social hour, inn-room refrigerator, microwave, coffeemaker and more.

For reservations, call toll free 1-888-INNSUITES, 1-800-842-4242 or visit www.innsuites.com. For Trust investment information, visit www.innsuitestrust.com.

ITEM 1. BUSINESS

Introduction to Our Business

InnSuites Hospitality Trust (the "Trust") is headquartered in Phoenix, Arizona and is an unincorporated Ohio real estate investment trust. The Trust, with its affiliates RRF Limited Partnership, a Delaware limited partnership (the "Partnership"), and InnSuites Hotels, Inc., an Nevada corporation ("InnSuites Hotels"), owns and operates five hotels, provides management services for nine hotels, and provides trademark license services for eleven hotels. On January 31, 2008, the Trust owned a 70.66% sole general partner interest in the Partnership, which owned four InnSuites® hotels located in Arizona, New Mexico and southern California. The Trust also owned one InnSuites® hotel located in Yuma, Arizona (all five InnSuites® hotels are hereinafter referred to as the "Hotels"). InnSuites Hotels, a wholly owned subsidiary of the Trust, provides management services for the Hotels, four hotels owned by affiliates of James F. Wirth, the Trust's Chairman, President and Chief Executive Officer, and one unrelated hotel property. InnSuites Hotels also provides trademark and licensing services to the Hotels, four hotels owned by affiliates of Mr. Wirth and two unrelated hotel properties. The Trust has 450 employees.

The Hotels have an aggregate of 843 hotel suites and operate as moderate and full-service hotels, which apply a value studio and two-room suite operating philosophy formulated in 1980 by Mr. Wirth. The Trust owns and operates hotels as studio and two-room suite hotels that offer services such as free hot breakfast buffets and complimentary afternoon social hours plus amenities, such as microwave ovens, refrigerators, free high-speed hard wired and wireless internet access and coffee makers in each studio or two-room suite.

The Trust believes that a significant opportunity for revenue growth and profitability will arise from the skillful management and repositioning of the Trust's Hotels or managed hotel properties for both increased occupancy and rates. The Trust's primary business objectives are to maximize returns to its shareholders through increases in asset value and long-term total returns to shareholders. The Trust seeks to achieve these objectives through participation in increased revenues from the Hotels as a result of intensive management and marketing of the InnSuites® hotels brand in the southwestern region of the United States. At this time, however, the Trust does not plan to acquire any additional hotels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Future Positioning" for a more detailed discussion of the Trust's strategic plans.

The Trust has a single class of Shares of Beneficial Interest, without par value, that are traded on the American Stock Exchange under the symbol "IHT." The Partnership has two outstanding classes of limited partnership interests, Class A and Class B, which are identical in all respects. Each Class A limited partnership unit is convertible, at the option of the Class A holder, into one newly-issued Share of Beneficial Interest of the Trust and each Class B limited partnership unit is convertible, upon approval of the Board of Trustees of the Trust, into one newly-issued Share of Beneficial Interest of the Trust. The Partnership Agreement of the Partnership subjects both general and limited partner units to certain restrictions on transfer.

Until February 1, 2004, the Trust elected to be taxed as a real estate investment trust ("REIT"), as that term is defined and used in the Internal Revenue Code of 1986, and the regulations thereunder (all as amended, the "Code"). Effective February 1, 2004, the Trust relinquished its REIT tax status enabling greater operating flexibility and is now taxed as a C corporation under the Code.

Management and Licensing Contracts

In connection with the Trust's relinquishment of its REIT status, the Trust no longer required the services of a separate management company. The Trust determined it was in its best interest to buy out the management contracts and licensing agreements in place with Suite Hospitality Management, Inc. (the "Management Company") and directly manage the Hotels through the Trust's wholly owned subsidiary, InnSuites Hotels. As a result of this buy out, the Management Company (which was the Trust's variable interest entity under Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R")) was no longer consolidated subsequent to the second quarter of fiscal year 2005.

Effective June 8, 2004, InnSuites Hotels acquired the management agreements under which the Management Company provided management services to the Hotels. In consideration of the acquisition, the stockholder of the Management Company received $20,000 and 90,000 Shares of Beneficial Interest of the Trust, reflecting a transaction value of approximately $159,500 in the aggregate. Following the acquisition, InnSuites Hotels now self-manages the Hotels. InnSuites Hotels also manages four hotels owned by Mr. Wirth and his affiliates of Mr. Wirth.

Under the management agreements, InnSuites Hotels provides the personnel for the hotels, the expenses of which are reimbursed at cost, and manages the hotels' daily operations. All such expenses and reimbursements between InnSuites Hotels and the Partnership have been eliminated in consolidation. InnSuites Hotels received 2.5% of gross revenue from the Hotels owned by the Partnership and the Trust in exchange for management services during fiscal years 2008 and 2007. Effective February 1, 2008, the management fees for InnSuites Hotels and the Partnership are set at 2.5% of room revenue and an additional monthly accounting fee of $2,000. These agreements expire on January 31, 2009. InnSuites Hotels received 2% of room revenue from the four hotels owned by affiliates of Mr. Wirth in exchange for management services during fiscal year 2007 and an additional monthly accounting fee of $2,000. During fiscal year 2008, the management fees for these four hotels are set at 2.5% of room revenue. Effective for fiscal 2009, the management fees for these four hotels will remain at 2.5% of room revenue and a monthly accounting fee of $2,000. These agreements have no expiration date and may be cancelled by either party with 90-days written notice, or 30-days written notice in the event the property changes ownership. InnSuites Hotels received 5% of total revenue for managing the unrelated hotel in San Diego, California during fiscal year 2007. This agreement was cancelled by the hotel owners giving 90-days written notice effective September 20, 2006.

InnSuites Hotels received 1.25% (2.50% for the hotel that does not carry a third-party franchise) of total revenue from the Hotels owned by the Partnership and the Trust in exchange for use of the "InnSuites" trademark during fiscal years 2008 and 2007 . Effective February 1, 2008, the trademark license fees for the Hotels owned by the Partnership and the Trust are set at 1.25% of room revenue. The revenue and expenses related to these contracts have been eliminated in consolidation. These agreements have no expiration date. InnSuites Hotels received 1.25% of room revenue from the four hotels owned by affiliates of Mr. Wirth in exchange for use of the "InnSuites" trademark during fiscal year 2007. Beginning February 1, 2007, the fees were fixed at 1.25% for two hotels owned by affiliates of Mr. Wirth that carry a third party franchise and 2.0% for the two hotels that do not carry a third-party franchise. Effective February 1, 2008, the fees for hotels owned by affiliates of Mr. Wirth is set at 1.25% of room revenue. These agreements have no expiration date and may be cancelled by either party with 12-months written notice, or 90-days written notice in the event the property changes ownership. InnSuites Hotels received 2% of total revenue from the unrelated hotel in San Diego, California in exchange for licensing services during fiscal year 2007. This agreement was cancelled by the hotel owners giving 90-days written notice effective September 20, 2006. InnSuites Hotels received 0.5% of room revenue from the unrelated hotel in Buena Park, California in exchange for licensing services during fiscal years 2008 and 2007. This agreement has no expiration date and may be cancelled by either party with 30-days written notice. InnSuites Hotels received 30% of revenues generated from reservations provided by InnSuites Reservation Center to the unrelated hotel in Oceanside, California in exchange for licensing services during fiscal year 2008. This agreement had no expiration date and could be cancelled by either party with 30-days written notice. This agreement was cancelled May 1, 2008.

Franchise Agreements

InnSuites Hotels has entered into franchise arrangements with Best Western International with respect to four of the Hotels. In exchange for use of the Best Western name, trademark and reservation system, the participating Hotels pay fees to Best Western International based on reservations received through the use of the Best Western reservation system and the number of available suites at the participating Hotels. The agreements with Best Western have no specific expiration terms and are cancelable at the option of either party. Best Western requires that the participating Hotels meet certain requirements for room quality, and such Hotels are subject to removal from its reservation system if these requirements are not met. The Hotels with third-party franchise agreements received significant reservations through the Best Western reservation system. Until February, 2005, InnSuites Hotels also had a franchise agreement with Holiday Inn relating to its Ontario, California hotel. InnSuites Hotels terminated this agreement and the property now holds a franchise agreement with Best Western. The Trust incurred $304,299 and $310,687 in total fees related to these agreements for the twelve months ended January 31, 2008 and 2007, respectively.

Competition in the Hotel Industry

The hotel industry is highly competitive. Each of the Hotels experiences competition primarily from other mid-market hotels located in its immediate vicinity, but also competes with hotel properties located in other geographic markets. While none of the Hotels' competitors dominate any of the Trust's geographic markets, some of those competitors have greater marketing and financial resources than the Trust.

Certain additional hotel property developments have been announced or have recently been completed by competitors in a number of the Hotels' markets, and additional hotel property developments may be built in the future. Such hotel developments have had, and could continue to have, an adverse effect on the revenue of the Hotels in their respective markets.

The Trust has chosen to focus its hotel investments in the southwest region of the United States. The Trust has a concentration of assets in southern Arizona market. In the markets in which the Trust operates, supply and demand rates have generally been balanced.

The Trust may also compete for investment opportunities with other entities that have greater financial resources. These entities also may generally accept more risk than the Trust can prudently manage. Competition may generally reduce the number of suitable future investment opportunities available to the Trust and increase the bargaining power of owners seeking to sell their properties.

Seasonality of the Hotel Business

The Hotels' operations historically have been seasonal. The three southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those three southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Trust's quarterly revenues. The two hotels located in California and New Mexico historically experience their most profitable periods during the second and third fiscal quarters (the summer season), providing some balance to the general seasonality of the hotel business.

Other Available Information

We also make available, free of charge, on our Internet website at www.innsuitestrust.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission (the "Commission"). The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 and may obtain information on the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

ITEM 1A. RISK FACTORS

The material risks and uncertainties that management believes affect us are described below. You should consider carefully the risks and uncertainties described below together with all of the other information included or incorporated by reference in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This annual report on Form 10-K is qualified in its entirety by these risk factors.

If any of the following risks actually occur to any significant extent, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our Shares of Beneficial Interest could decline, perhaps significantly, and you could lose part or all of your investment.

We are subject to operating risks common in the hospitality industry.

Our business is subject, directly or through our franchisors, to the following risks common in the hospitality industry, among others:

- changes in occupancy and room rates achieved by our hotels and by competitive area hotels;
- desirability of a hotel's geographic location and changes in traffic patterns;
- changes in general and local economic and market conditions, which can adversely affect the level of business and leisure travel, and therefore the demand for lodging and related services;
- changes in the number of hotels operating under specific franchised brands;
- increases in costs due to inflation may not be able to be totally offset by increases in room rates;
- over-building in one or more sectors of the hotel industry and/or in one or more geographic regions, could lead to excess supply compared to demand, and to decreases in hotel occupancy and/or room rates;
- changes in travel patterns and travel costs affected by fuel prices;
- changes in governmental regulations that influence or determine wages, prices or construction costs;
- other unpredictable external factors, such as natural disasters, war, terrorist attacks, epidemics, airline strikes, transportation and fuel price increases and severe weather, may reduce business and leisure travel;
- the need to periodically repair and renovate our hotels at a cost in excess of our standard 4% reserve;
- increases in the cost of labor, energy, healthcare, insurance and other operating expenses resulting in lower operating margins;

- the financial condition of franchisors and travel related companies;
- our ability to develop and maintain positive relations with current and potential franchisors; and
- our ability to develop our own regional "InnSuites" brand.

Changes in any of these conditions could adversely impact hotel room demand and pricing and result in reduced occupancy and revenue which could adversely affect our results of operations and financial condition. We have a limited ability to pass through increased operating costs in the form of higher room rates, so that such increased costs could result in lower operating margins.

The hotel industry is highly competitive.

Each of the Hotels experiences competition primarily from other mid-market hotels in its immediate vicinity, but also competes with other hotel properties in its geographic market. Some of the competitors of the Hotels have substantially greater marketing and financial resources than us. A number of additional hotel rooms have been added, are under development or have been announced in a number of our markets, and additional hotel rooms may be developed in the future. Such additional hotel rooms have had, and may continue to have, an adverse effect on the revenues of the Hotels in such markets.

We may be competing for investment opportunities with entities that have substantially greater financial resources than us. These entities may generally be able to accept more risk than we prudently can manage. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell hotel properties.

We have concentrated our marketing resources on the InnSuites Hotels® brand.

All of the Hotels are marketed as InnSuites Hotels®, a southwestern U.S. regional brand owned by the Trust. Accordingly, we are subject to risks inherent in concentrating our investments in the InnSuites Hotels brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on our results of operations. In addition, many of our Hotels are co-branded as Best Western® hotels. This brand is owned by its members and faces the same risks on an international scale.

We are actively seeking to sell all of the Hotels; however, we cannot provide assurance that any transactions will be successfully completed, that our financial results will not be adversely effected by the potential loss of management and/or trademark licensing revenue or that the pursuit of these sales of some or all of our Hotels will have a positive effect on our share price.

The Board of Trustees has evaluated the sale of some or all of the Hotels and has approved the listing for sale of all the Hotels. This process may or may not result in an agreement to sell some or all of the Hotels. In addition, the Trust's ability to complete a sale of any of the Hotels will depend on numerous factors, some of which are outside the Trust's control. If any or all of the Hotels are sold, our future management and/or licensing fees could be reduced if the purchaser did not continue to retain us to provide those services. Such a reduction could have an adverse effect on our financial results.

There are various uncertainties and risks relating to the potential sale of the Hotels, including:

- diversion of management resources and disruption of our business;
- the process may be time consuming and expensive and may result in the loss of business opportunities;
- the Trust may not be able to successfully achieve the benefits of the sale of any of the Hotels; and
- perceived uncertainties as to the Trust's future direction may result in increased difficulties in recruiting and retaining employees, particularly senior management.

Even if a sale of a Hotel is completed, there can be no assurance that it will have a positive effect on the price of the Trust's Shares of Beneficial Interest. The market price of the Trust's Shares of Beneficial Interest could be highly volatile during the period while the Board of Trustees explores the sale of the Hotels and may continue to be more volatile if the Trust announces the sale of one of its Hotels.

We may be unable to sell any of the Hotels on terms that are acceptable to us, or at all.

Real estate investments generally cannot be sold quickly. Our ability to sell the Hotels may be limited by the availability of interested purchasers. We face competition for buyers of our Hotels. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would not accept. If we cannot find buyers for the Hotels that are designated for sale, we will not be able to implement our disposition strategy. In the event that we cannot fully execute the sale of the Hotels or realize the benefits therefrom, we will not be able to fully execute our long-term strategic plan.

We might fail to execute our long-term strategic plan or to operate successfully under our hospitality service company business model.

As of August 1, 2007, the Trust classified its five Hotels as "Held of Sale." This was part of the Trust's long-term strategic plan to migrate its focus from owning hotels to that of a hospitality service company. The modification of the Trust's business model entails significant risks and costs, and the Trust might not succeed in operating within this model or under its long-term strategic plan for many reasons. These reasons include the risks that the Trust might not be able to earn adequate revenues from its hospitality service business or achieve sustained profitability. To accommodate its new business model, the Trust may need to hire new employees, but may have difficulty satisfying those needs. Employee concern about the transition of the Trust's business or the effect of such changes on their workloads or continued employment might cause the current employees to seek or accept other employment, depriving the Trust of the human capital that it needs in order to succeed. The implementation of the Trust's long-term strategic plan and the transition to the hospitality service business might also create uncertainties, causing the market price of the Trust's Shares of Beneficial Interest to fall and impairing the Trust's ability to raise additional capital, if needed.

We have engaged in, and may continue to engage in, transactions involving Mr. Wirth. These transactions pose conflict of interest issues for us.

A number of our prior transactions have involved dealings with Mr. Wirth, our founder, largest shareholder and Chief Executive Officer. We may also engage in similar transactions with Mr. Wirth in the future. Because of the direct and indirect ownership interests of Mr. Wirth in, and his positions with, the Trust and its affiliates, there were, and will continue to be, inherent conflicts of interest in connection with our acquisition or disposition of hotels from or to Mr. Wirth or other transactions, such as loans from Rare Earth Financial L.L.C., an affiliate of Mr. Wirth. Accordingly, our management may have considered, and may in the future consider, their own interests above the interests of our other shareholders while negotiating these transactions.

Except as specifically provided in our governing documents or in certain provisions of Ohio law, nothing prohibits our officers and trustees from engaging in business activities for their own account. As a general principle of law, however, officers and trustees owe fiduciary duties to the shareholders of each company they represent. Those duties require them to deal with each company fairly. Additionally, all decisions involving the potential for conflict must be approved by a majority of trustees who do not have an interest in the transaction. We cannot guarantee, however, that the independent trustees will resolve all decisions involving conflict in favor of the Trust.

Certain affiliates of the Trust, including Mr. Wirth, may have unrealized gain in their investments in certain hotels acquired by us on January 31, 1998. A subsequent sale of these hotels by us may cause adverse tax consequences to such persons. Therefore, the interests of the Trust and certain of its affiliates, including Mr. Wirth, could be in opposition in connection with the disposition of any of these hotels. However, decisions with respect to the disposition of any of these hotels must be approved by a majority of the independent trustees.

We have significant debt obligations.

At January 31, 2008, our outstanding debt and capital lease obligations consisted of approximately $21.0 million in principal amount outstanding. There can be no assurance that we will be able to meet our present or future debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure. Adverse economic conditions could cause the terms on which borrowings become available to become unfavorable to us. In such circumstances, if we are in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to liquidate one or more investments in the Hotels at times that may not permit realization of the maximum return on our investments.

We rely on key personnel.

Our future success is substantially dependent on the active participation of our executive officers, Mr. Wirth, Mr. Waters and Mr. Berg. In addition, Mr. Green, Director of Operations, holds a key position with the Trust. The loss of the services of any of these individuals could have a material adverse effect on us.

Under certain circumstances, our franchisors may terminate our franchise contracts.

The continuation of our franchise contracts for the Hotels is subject to the maintenance of specified operating standards and other terms and conditions, and our Best Western franchise agreements renewable annually. Our failure to maintain those operating standards or adhere to the other terms and conditions of the franchise contracts could result in the loss or cancellation of such franchise contracts. It is possible that a franchisor could condition the continuation of a franchise contract upon the completion of substantial capital improvements, which the Board of Trustees may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected Hotel. Failure to complete improvements, when required, in a manner satisfactory to the franchisor could result in the cancellation of one or more franchise contracts. In any case, if a franchise contract is terminated, we may seek to obtain a suitable replacement franchise, or to operate the affected Hotel independent of a franchise contract. In addition, we may desire to operate additional hotels under franchise contracts, and such franchisors may require that significant capital expenditures be made at such hotels as a condition of granting a franchise contract. The loss or lack of a franchise contract could have a material adverse effect upon the operations or the underlying value of the Hotel covered by such contract because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a number of the franchise contracts for the Hotels could have a material adverse effect on our results of operations.

Due to the geographic concentration of the hotels in our system, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

All of our Hotels are located in the southwestern United States. Therefore, our results of operations and financial condition may be significantly affected by the economy of this region. Other adverse events affecting the southwestern United States, such as economic recessions or natural disasters, could cause a loss of revenues for our hotels in this region, which may be greater as a result of our concentration of assets in these areas.

Our expenses may remain constant even if revenues decline.

The expenses of owning property have some flexibility but are not necessarily materially reduced when circumstances such as market factors and competition cause a reduction in income from a hotel. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our expenses are unlikely to decrease proportionately or as rapidly. In such instances, our financial condition and results of operations could be adversely affected, not only by changes in occupancy rates, but also by:

- fixed labor costs;
- interest rate levels;
- the availability of financing;
- increases in real property tax rates;
- the cost of compliance with government regulations, including zoning and tax laws; and
- changes in government regulations, including those governing usage, zoning and taxes.

Our inability to sell real estate if and when desired may adversely affect our financial condition.

Real estate assets generally cannot be sold quickly. In general, we may not be able to vary our portfolio of hotels or other real estate promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of our assets could adversely affect our financial condition. In addition, sales of appreciated real property could generate material adverse tax consequences, which may make it disadvantageous for us to sell certain of our Hotels.

We are subject to governmental regulations affecting the hospitality industry; the costs of complying with governmental regulations, or our failure to comply with such regulations, could affect our financial condition and results of operations.

We are subject to numerous federal, state and local government laws and regulations affecting the hospitality industry, including usage, building and zoning requirements. A violation of any of those laws and regulations or increased government regulation could require us to make unplanned expenditures and result in higher operating costs. In addition, our success in expanding our hotel operations or engaging in condo-hotel conversions depends upon our ability to obtain necessary building permits and zoning variances from local authorities. Compliance with these laws is time intensive and costly and may reduce our revenues and operating income.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. In addition to ADA work to date, we may be required to remove access barriers or make unplanned, substantial modifications to our hotels to comply with the ADA or to comply with other changes in governmental rules and regulations, which could reduce the number of total available rooms, increase operating costs and have a negative impact on our results of operations. Any failure to comply with ADA requirements or other governmental regulations could result in the U.S. government imposing fines or in private litigants winning damage awards against us.

Our Hotels, like all real property, are subject to governmental regulations designed to protect the environment. However, if we fail to comply with such laws and regulations, we may become subject to significant liabilities, fines and/or penalties, which could adversely affect our financial condition and results of operations.

We are also subject to laws governing our relationship with employees, including minimum or living wage requirements, overtime, working conditions and work permit requirements. An increase in the state or federal minimum wage rate, employee benefit costs or other costs associated with employees could increase expenses and result in lower operating margins. Although none of our employees are currently represented by labor unions, labor union organizing activities may take place at our existing hotels or at any new hotel property we open. A lengthy strike or other work stoppage at one of our hotels, or the threat of such activity, could have an adverse effect on our business and results of operations.

If we fail to comply with privacy regulations, we could be subject to fines or other restrictions on our business.

We collect and maintain information relating to our guests for various business purposes, including maintaining guest preferences to enhance our customer service and for marketing and promotion purposes. The collection and use of personal data are governed by privacy laws and regulations. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to service our guests and market our products, properties and services to our guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) could result in fines or restrictions on our use or transfer of data.

Increasing use of internet reservation channels may decrease loyalty to our brands or otherwise adversely affect us.

As is the case with many other hotel operators, a growing percentage of our hotel rooms are booked through internet travel intermediaries. If such bookings continue to increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our franchisors or us. Moreover, some of these internet travel intermediaries are attempting to commoditize hotel rooms, by increasing the importance of price and general indicators of quality at the expense of brand identification. These intermediaries hope that consumers will eventually develop brand loyalties to their reservations systems rather than to our lodging brands. If this happens our business and profitability may be significantly harmed.

Our business is seasonal in nature, and we are likely to experience fluctuations in our results of operations and financial condition.

Our business is seasonal in nature, with the first and fourth fiscal quarters generally accounting for a greater portion of annual revenues than the second and third fiscal quarters. Therefore, our results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. The seasonal nature of our business increases our vulnerability to risks such as labor force shortages and cash flow problems. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, regional economic downturn or poor weather conditions should occur during the first or fourth fiscal quarters, the adverse impact to our revenues could likely be greater as a result of our southern Arizona seasonal business.

Our properties are subject to risks relating to natural disasters, terrorist activity and war and any such event could materially adversely affect our operating results.

Our financial and operating performance may be adversely affected by natural disasters particularly in locations where we own significant properties. Some types of losses, such as those from earthquake, wild fires, terrorism or environmental hazards, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical to rely on insurance proceeds to replace property after that property has been damaged or destroyed. Under those circumstances, the insurance proceeds received by us might not be adequate to restore our economic position with respect to such property.

Similarly, war (including the potential for war) and terrorist activity (including threats of terrorist activity), epidemics (such as SARs and bird flu), travel-related accidents, as well as geopolitical uncertainty and international conflict, which impact domestic and international travel, may cause our results to differ materially from anticipated results. Terrorism incidents such as the events of September 11, 2001 and wars such as the ongoing Iraq war significantly impact travel and tourism and consequently the demand for hotel rooms.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law.

Our operating income and profits may be reduced by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. We cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not required for smaller reporting companies.

ITEM 2. PROPERTIES

The Trust maintains its administrative offices at the InnSuites Hotels Centre in Phoenix, Arizona. On January 31, 2008, the Partnership owned four Hotels and the Trust owned one Hotel. All of the Hotels are operated as InnSuites® Hotels, while four are also marketed as Best Western® Hotels. All of the Hotels operate in the following locations:

Property	Number of Suites	Year of Construction/ Addition	Most Recent Renovation (1)
InnSuites Hotel and Suites Airport Albuquerque Best Western	101	1975/1985	2004
InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western	159	1981/1983	2005
InnSuites Hotels and Suites Yuma Best Western	166	1982/1984	2006
InnSuites Hotel and Suites Ontario Airport Best Western	150	1990	2005
InnSuites Hotels and Suites Tucson St. Mary's	267	1960/1971	2006
Total suites	843		

(1) The Trust defines a renovation as the remodeling of more than 10% of a property's available suites.

See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – General" herein for a discussion of occupancy rates at the Hotels.

See Note 6 to the Trust's Consolidated Financial Statements – "Mortgage Notes Payable" herein for a discussion of mortgages encumbering the Hotels.

ITEM 3. LEGAL PROCEEDINGS

The Trust is not a party to, nor are any of its properties subject to, any material litigation or environmental regulatory proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR THE TRUST'S SHARES, RELATED SHAREHOLDER MATTERS AND TRUST PURCHASES OF SHARES

The Trust's Shares of Beneficial Interest are traded on the American Stock Exchange under the symbol "IHT." On April 28, 2008, the Trust had 9,123,846 shares outstanding and 475 holders of record.

The following table sets forth, for the periods indicated, the high and low sales prices of the Trust's Shares of Beneficial Interest, as quoted by the American Stock Exchange, as well as dividends declared thereon:

Fiscal Year 2008	High	Low	Dividends
First Quarter	1.64	1.04	–
Second Quarter	1.69	1.00	–
Third Quarter	1.64	0.77	–
Fourth Quarter	1.65	0.79	.01
Fiscal Year 2007	**High**	**Low**	**Dividends**
First Quarter	1.75	1.30	–
Second Quarter	1.75	1.45	–
Third Quarter	1.54	1.10	–
Fourth Quarter	1.75	1.00	.01

The Trust intends to maintain a conservative dividend policy to facilitate the reduction of debt and internal growth. In fiscal years 2008 and 2007, the Trust paid dividends of $0.01 per share in the fourth quarter of each year.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on September 10, 2002, August 18, 2005 and September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During the three months ended January 31, 2008, the Trust acquired 18,650 Shares of Beneficial Interest in open market transactions at an average price of $1.47 per share and 20,000 Class A Limited Partnership Units in a privately negotiated transaction at a price of $1.52 per unit. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and American Stock Exchange requirements. The Trust remains authorized to repurchase an additional 295,850 limited partnership units and/or Shares of Beneficial Interest pursuant to the share repurchase program, which has no expiration date.

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Be Yet Purchased Under the Plans
November 1 – November 30, 2007	–	$ –	–	334,500
December 1 – December 31, 2007	11,700	$ 1.53	11,700	302,800*
January 1 – January 31, 2008	6,950	$ 1.35	6,950	295,850

* The Trust also purchased 20,000 Class A Limited Partnership Units at an average price of $1.52 during December 2007. This purchase reduced the number of securities that may be purchased under the plan.

See Part III, Item 12 for a description of our equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

Not required for smaller reporting companies.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Trust is engaged in the ownership and operation of hotel properties. At January 31, 2008, the InnSuites system included five moderate and full-service hotels with 843 hotel suites. Four of our Hotels are branded through franchise agreements with Best Western. All five Hotels are trademarked as InnSuites Hotels. We are also involved in various operations incidental to the operation of hotels, such as the operation of restaurants and meeting/banquet room rentals.

Our operations consist of one reportable segment, hotel ownership, which derives its revenue from the operation of the Hotels. In addition, we receive management fees, trademark license fees and reservation fees.

Our results are significantly affected by occupancy and room rates at the Hotels, our ability to manage costs, and changes in the number of available suites caused by acquisition and disposition activities. Results are also significantly impacted by overall economic conditions and conditions in the travel industry. Unfavorable changes in these factors could negatively impact hotel room demand and pricing which would reduce our profit margins on rented suites. Additionally, our ability to manage costs could be adversely impacted by significant increases in operating expenses, resulting in lower operating margins.

Improved economic conditions, both generally and specifically in the travel industry, had a positive impact on the operations of the Trust in fiscal years 2007 and 2008. We anticipate the positive trend in the travel industry to continue well into calendar year 2008. Better overall economic conditions are expected to result in increased business and leisure travel and support higher room rates, and therefore higher operating margins. We expect the major challenge for fiscal year 2009 to be strong competition for group business in the markets in which we operate that may affect the Trust's ability to increase room rates while maintaining market share. We believe that we have positioned the hotels to remain competitive through selective refurbishment and carrying a relatively large number of two-room suites at each location. While the downturn in the economy did not significantly affect the hospitality industry during fiscal year 2008, the Trust believes that it is prepared for such an event by continuing to maintain tight costs controls and high labor efficiency throughout fiscal year 2009.

Hotel Properties Held for Sale

The Trust classified its five Hotels as "Held for Sale" as of August 1, 2007, which is part of the Trust's long-term strategic plan to migrate the focus of the Trust from a hotel owner to a hospitality service company by expanding its trademark license, management, reservation and advertising services. This plan is similar to strategies followed by international diversified hotel industry leaders, which over the last several years have been reducing real estate holdings and concentrating on hospitality services. The Trust began its long-term corporate strategy when it relinquished its REIT status in January 2004, which prevented the Trust from providing hospitality services to hotels. Then, in June 2004, the Trust acquired its trademark license and management agreements and began providing services to its Hotels. On July12, 2007, the Board of Trustees voted to list and/or present for sale all five of the Trust's hotel properties. The sale of the Hotels will provide the Trust with additional capital, some of which will be needed to complete the transformation to a hospitality service company following the lead of other hotel chains.

Proceeds from the sale of the Hotels will be used as needed to support hospitality service operations as cash flows from current operations, primarily the sale of hotel rooms, declines with sale of the Hotels. With the acquisition of additional contracts for services and the reduction of expenses in other areas, additional capital from the sale of the Hotels will be marginal. The Trust estimates that the transformation to a hospitality service company will add approximately $200,000 in salary and travel expenses to its current annual administrative expenses, partially offset over time by a reduction in operations. The additional expense is for sales personnel to market trademark license, management, reservation, and advertising services.

Initially, the Trust will focus its sales efforts in the western region of the United States and concentrate its marketing efforts on unbranded hotels and hotels that are changing brands. The Trust expects the fees for its trademark license and management services to range from 1/2% to 4% of room revenue depending on the services provided. In addition to the trademark license and management services, advertising services will be required at a fee ranging from 1/2% to 1% of room revenue. Reservation fees are expected to range from $5.00 to $15.00 per reservation depending on the number of room nights included in the reservation. Each hotel will also be expected to sign up with an independent global distribution system to receive domestic and international reservations from travel agents, airlines and the internet reservation services.

The Trust has listed all of its properties for sale. Our sales efforts were slowed by sub-prime finance concerns but have recently picked up as a result of lower prime rates. We have received several offers. No earnest money has been received and we have not entered into any definitive or binding agreements to sell any of the properties as of the date of this report.

Effective February 1, 2004, the Trust relinquished its REIT status. As of that date, any distributions to its shareholders are not deductible for purposes of computing the Trust's taxable income and the Trust will be subject to income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, without offset for distributions of such income to its shareholders. As of January 31, 2008, the Trust has $10.1 million in federal net loss carryforward available to offset future federal tax liability.

General

The following discussion should be read in conjunction with the Trust's consolidated financial statements and notes thereto.

The accounting policies that we believe are most critical and involve the most subjective judgments include our estimates and assumptions of future revenue and expenditures used to project hotel cash flows. Future cash flows are used in the valuation calculation of our hotel properties to determine the recoverability (or impairment) of the carrying amounts in the event management is required to test the asset for recoverability of its carrying value under Statement of Financial Accounting Standards No. 144. If the carrying amount of an asset exceeds the estimated future cash flows over its estimated remaining life, the Trust recognizes an impairment expense to reduce the asset's carrying value to its fair value. Fair value is determined by either the most current third-party property appraisal, if available or the present value of future undiscounted cash flows over the remaining life of the asset. Our evaluation of future cash flows is based on our historical experience and other factors, including certain economic conditions and committed future bookings. See "– Critical Accounting Policies and Estimates" below.

At January 31, 2008 and 2007, the Trust owned a 70.66% and 69.89%, respectively, interest in four of the Hotels through its sole general partner's interest in the Partnership and owned a 99.9% interest in one Hotel. The Trust purchased 47,636 and 6,667 Partnership units during the years ended January 31, 2008 and 2007, respectively.

The expenses of the Trust consist primarily of property taxes, insurance, corporate overhead, interest on mortgage debt, professional fees, depreciation of the Hotels and hotel operating expenses. Under the terms of its Partnership Agreement, the Partnership is required to reimburse the Trust for all such expenses. Accordingly, management believes that a review of the historical performance of the operations of the Hotels, particularly with respect to occupancy, which is calculated as rooms sold divided by total rooms available, average daily rate ("ADR"), calculated as total room revenue divided by number of rooms sold, and revenue per available room ("REVPAR"), calculated as total room revenue divided by number of rooms available, is appropriate for understanding revenue from the Hotels. Occupancy decreased 0.68% to 70.86% from 71.54% in the prior year. ADR increased by $4.42 to $77.37 in fiscal year 2008 from $72.95 in fiscal year 2007, which resulted in an increase in REVPAR of $2.64 to $54.83 in fiscal year 2008 from $52.19 in fiscal year 2007.

The following table shows certain historical financial and other information for the periods indicated:

	For the Year Ended January 31,	
	2008	2007
Occupancy	70.86%	71.54%
Average Daily Rate (ADR)	$ 77.37	$ 72.95
Revenue Per Available Room (REVPAR)	$ 54.83	$ 52.19

No assurance can be given that the trends reflected in this data will continue or that occupancy, ADR and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions.

The Trust enters into transactions with certain related parties from time to time. For information relating to such related party transactions see the following:

- For a discussion of management and licensing agreements with certain related parties, see "Item 1 – Business – Management and Licensing Contracts."
- For a discussion of guarantees of the Trust's mortgage notes payable by certain related parties, see Note 6 to the Trust's Consolidated Financial Statements – "Mortgage Notes Payable."
- For a discussion of notes and advances payable by the Trust to certain related parties, see Note 8 to the Trust's Consolidated Financial Statements – "Notes and Advances Payable to Related Parties."
- For a discussion of the Trust's employment agreement with Mr. Wirth, see Note 13 to the Trust's Consolidated Financial Statements – "Advisory Agreement/Employment Agreements."

Results of Operations of the Trust for the year ended January 31, 2008 compared to the year ended January 31, 2007.

Overview

A summary of operating results for the fiscal years ended January 31, 2008 and 2007 is:

	2008	2007	Change	% Change
Revenue	$ 22,100,135	$ 21,790,634	$ 309,501	1.4%
Operating Income	$ 2,981,795	$ 1,515,068	$ 1,466,727	96.8%
Net Income (Loss)	$ 1,119,160	$ (46,430)	$ 1,165,590	>100.0%
Income (Loss) Per Share – Basic	$ 0.12	$ (0.01)	$ 0.13	>100.0%
Income (Loss) Per Share – Diluted	$ 0.07	$ (0.01)	$ 0.08	>100.0%

The Trust's overall results in 2008 were positively affected by the positive results from increased rate management efforts as well as the suspension of depreciation of assets held for sale as discussed below.

For the twelve months ended January 31, 2008, the Trust had total revenue of $22.1 million compared to $21.8 million for the twelve months ended January 31, 2007, an increase of approximately $310,000. This increase in total revenue is primarily due to increased rates at the Hotels resulting in increased room revenues, partially offset by reduced payroll reimbursements due to the termination of the management contract with the San Diego, California property during the third quarter of fiscal year 2007. Total expenses of $20.9 million for the twelve months ended January 31, 2008 reflect a decrease of approximately $1.2 million compared to total expenses of $22.1 million for the twelve months ended January 31, 2007. The decrease was primarily due to a $1.0 million reduction in depreciation expenses due to the suspension of depreciation on assets held for sale as of August 1, 2007 and reduced payroll expenses due to the termination of the management contract with the San Diego, California property.

For the twelve months ended January 31, 2007, the Trust disposed of the furniture, fixtures and equipment previously used in the operation of the San Diego, California property for a gain of $139,000. The Trust had no such disposition activity in fiscal year 2008.

General and administrative expenses include overhead charges for management, accounting, shareholder and legal services for the Trust. General and administrative expenses of $3.3 million for the twelve months ended January 31, 2008 was consistent with the prior year total.

Total operating expenses for the twelve months ended January 31, 2008 were $19.1 million, a decrease of approximately $1.2 million, or 5.7%, from $20.3 million in the twelve months ended January 31, 2007. The decrease was primarily due to a $1.0 million reduction in depreciation expenses due to the suspension of depreciation on assets held for sale as of August 1, 2007 and reduced payroll expenses due to the termination of the management contract with the San Diego, California property.

Total interest expense for the twelve months ended January 31, 2008 was $1.8 million, consistent with the prior year total. Interest on mortgage notes payable for the twelve months ended January 31, 2008 was $1.6 million, a decrease of $88,000, or 5.2%, from $1.7 million in the twelve months ended January 31, 2007. The decrease is primarily due to reduced mortgage balances and a reduced rate on the Tucson St. Mary's variable rate note. Interest on notes payable to banks increased $121,000, or over 100%, to $163,000 from $42,000 during the years ended January 31, 2008 and 2007, respectively. The increase is due to the line of credit secured by the Tucson St. Mary's property that was funded during the first quarter of fiscal year 2008.

Hotel property depreciation for the twelve months ended January 31, 2008 was $1.0 million, a decrease of approximately $1.0 million, or 50.3%, from $2.0 million in the twelve months ended January 31, 2007. The decrease was primarily due to the suspension of depreciation on the hotel properties, which were reclassified as held for sale at the beginning of the third quarter of fiscal year 2008. The reduction in depreciation expense is the single most significant matter that increased profitability for the year ended January 31, 2008.

The Trust had income before minority interest and income taxes of $1.2 million for the twelve months ended January 31, 2008, compared to a loss of $(159,000) in the prior year. After deducting the loss allocated to the minority interest of $147,000 and taxes of $192,000, the Trust had net income attributable to Shares of Beneficial Interest of approximately $1.1 million for fiscal year 2008. This represented an increase of approximately $1.2 million in net income (loss) attributable to Shares of Beneficial Interest comparing the twelve months ended January 31, 2008 and 2007. Basic and diluted net income per share was $0.12 and $0.07, respectively, for the twelve months ended January 31, 2008, compared to a basic and diluted net loss per share of $(0.01) for 2007. The change since the prior year is partially attributable to placing assets as held for sale and, as a result, ceasing depreciation as of August 1, 2007. Depreciation expense decreased by approximately $1.0M in the current year of which, approximately $737,000 is attributable to Shares of Beneficial Interest.

Liquidity and Capital Resources

Overview

The Trust's principal source of cash to meet its cash requirements, including distributions to its shareholders, is its share of the Partnership's cash flow and its direct ownership of the Yuma, Arizona property. The Partnership's principal source of revenue is hotel operations for the four hotel properties it owns. The Trust's liquidity, including its ability to make distributions to its shareholders, will depend upon the ability of itself and the Partnership to generate sufficient cash flow from hotel operations.

Hotel operations are significantly affected by occupancy and room rates at the Hotels, which have improved over the prior three fiscal years, our ability to manage costs, and changes in the number of available suites caused by acquisition and disposition activities. Results are also significantly impacted by overall economic conditions and conditions in the travel industry. Unfavorable changes in these factors could negatively impact hotel room demand and pricing, which would reduce our profit margins on rented suites.

We anticipate a slowing of the overall economic conditions that could result in increased competition for business and leisure travel and that may not support the higher room rates of fiscal 2008, and therefore could lower operating margins. Challenges in fiscal year 2009 are expected to include continued competition for group business in the markets in which we operate and the Trust's ability to increase room rates while maintaining market share.

Net cash provided by operating activities totaled $1.6 million and $2.0 million for the years ended January 31, 2008 and 2007, respectively. The decrease in fiscal year 2008 compared to fiscal year 2007 was due to the aggressive reduction of the Trust's payables during the year.

Net cash used in investing activities totaled $(989,000) and $(1.2) million for the years ended January 31, 2008, and 2007, respectively. The decrease in 2008 as compared to 2007 was due to reduced spending on capital improvements.

Net cash used in financing activities totaled $(518,000) and $(607,000) for the years ended January 31, 2008 and 2007, respectively. The increases year to year were primarily due to increased bank borrowings.

The Trust received $160,000 in proceeds from the sale of the furniture, fixtures and equipment at the San Diego, California property in fiscal year 2007. The Trust had no such sales in fiscal year 2008.

As of January 31, 2008, the Trust has no commitments for capital expenditures beyond a 4% reserve for refurbishment and replacements that is set aside annually, as described below.

The Trust continues to contribute to a Capital Expenditures Fund (the "Fund") an amount equal to 4% of the InnSuites Hotels' revenues from operation of the Hotels. The Fund is restricted by the mortgage lender for four of the Trust's properties. As of January 31, 2008, $142,495 was held in these accounts and is reported on the Trust's Consolidated Balance Sheet as "Restricted Cash." The Fund is intended to be used for capital improvements to the Hotels and refurbishment and replacement of furniture, fixtures and equipment. During the twelve months ended January 31, 2008 and 2007, the Hotels spent approximately $978,000 and $1.5 million, respectively, for capital expenditures. The Trust considers the majority of these improvements to be revenue producing. Therefore, these amounts were capitalized and depreciated over their estimated useful lives until they were classified as held for sale at August 1, 2007. The Trust plans to spend approximately $700,000 for capital expenditures in fiscal year 2009. The Hotels also spent approximately $1.4 and $1.5 million during fiscal years 2008 and 2007, respectively, on repairs and maintenance and these amounts have been charged to expense as incurred.

The Trust has minimum debt payments of $1.8 million and $1.1 million due during fiscal years 2009 and 2010, respectively. The Trust plans to renew its bank line of credit when it matures during fiscal year 2009. The Trust believes it can satisfy its remaining obligations during fiscal years 2009 and 2010 using revenue generated by the Hotels' operations.

Management believes that cash on hand, future cash receipts from operations, and borrowings from affiliates in fiscal year 2009 will be sufficient to meet the Trust's obligations as they become due for the next twelve months.

The Trust may seek to negotiate additional credit facilities or issue debt instruments. Any debt incurred or issued by the Trust may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate and be subject to such other terms as the Trust considers prudent.

Future Positioning

The Board of Trustees in viewing the hotel industry cycles determined that 2008–2009 may be a high point of the current hotel industry cycle and further determined it was appropriate to classify the five Hotels owned by the Trust as "Held for Sale." The Trust is now actively seeking buyers for its properties. The Trust has engaged the services of several hotel brokers and is independently advertising its Hotels for sale.

The Trust's long-term strategic plan is to obtain full benefit of its real estate equity to migrate the focus of the Trust from a hotel owner to a hospitality service company by expanding its trademark license, management, reservation, and advertising services. This plan is similar to strategies followed by international diversified hotel industry leaders, which over the last several years have reduced real estate holdings and concentrated on hospitality services. The Trust began its long-term corporate strategy when it relinquished its REIT status in January 2004, which had previously prevented the Trust from providing management services to hotels. In June 2004, the Trust acquired its trademark license and management agreements and began providing management, trademark and reservations services to its Hotels. In July 2007, the Board of Trustees voted to list and/or present for sale all five of the Trust's hotel properties based on substantial equity not readily seen by investors or then reflected in stock prices.

The table below lists the hotel properties, their respective carrying and mortgage value and the estimated sales value for the hotel properties.

Hotel Property Asset Values as of January 31, 2008

Hotel Property	Book Value	Mortgage Balance	Sales Price
Albuquerque	$ 1,724,250	$ 1,055,619	$ 6,750,000
Ontario	6,876,408	8,134,458	24,900,000
Tucson Oracle	5,191,539	3,548,967	13,750,000
Tucson City Center	9,249,558	6,050,000	14,400,000
Yuma	6,360,261	985,368	15,500,000
Totals	$ 29,402,016	$ 19,774,412	$ 75,300,000

There is no assurance that the listed sales price for the individual hotel properties will be realized, however the Trust's management believes that these sales prices are reasonable based on local market conditions and comparable sales. Changes in market conditions have in part and may in the future result in the Trust changing one or all of the sales prices.

The Trust provides trademark licensing, management, reservation and advertising services to all the hotel properties listed above and expects to continue the trademark licensing services, which include the reservation and advertising services, and/or continue the management services, which also includes the reservation and advertising services, after the Hotels are sold. The Trust believes either of these services provides the Trust with the ability to significantly influence the operating and financial policies of these Hotels. If any or all of these hotel properties are sold, the Trust's future management and/or licensing fees could be reduced if the purchaser did not continue to retain InnSuites Hotels to provide those services. In the past, when the Trust has sold hotel properties to unrelated third parties, the Trust has continued to provide management and/or trademark licensing services after a sale, although there can be no assurance that the Trust will be able to successfully do so in the future.

As part of the Board study for 2008-2009, greater emphasis has been placed on priority for additional management, trademark and reservations fee income. The Trust has determined that it is easier to sell management contracts when the trademark services are also provided. Therefore the primary emphasis is on trademark and reservation services. As part of the emphasis on trademark services, the Trust is developing two trademark packages. The first is the "Traditional InnSuites Hotels & Suites" regional package and the second is the "InnSuites Boutique Collection," which now includes two affiliate hotels managed by the Trust. The Trust plans to add two additional affiliate hotels to the Boutique Collection. Marketing of our new products is being handled by a third party vendor, while sales are being handled internally.

Share Repurchase Program

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on September 10, 2002, August 18, 2005 and September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During fiscal year 2008, the Trust acquired 114,000 Shares of Beneficial Interest in open market transactions at an average price of $1.37 per share and 8,400 Shares of Beneficial Interest in privately-negotiated transactions at an average price of $1.43. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and American Stock Exchange requirements.

Off-Balance Sheet Financings and Liabilities

Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, the Trust does not have any off-balance sheet financing arrangements or liabilities. The Trust does not have any majority-owned subsidiaries that are not included in the consolidated financial statements. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Accounting Matters" below for a discussion of new accounting interpretations with respect to variable interest entities and the impact of such interpretations on the Trust.

Critical Accounting Policies and Estimates

The Trust believes that the policies it follows for the valuation of its hotel properties, which constitute the majority of Trust assets, are its most critical policies. The Trust applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," to determine when it is necessary to test an asset for recoverability. On an events and circumstances basis, the Trust reviews the carrying value of its hotel properties both held for use and held for sale. The Trust will record an impairment loss and reduce the carrying value of a property when anticipated undiscounted future cash flows and/or a current appraisal of the property do not support its carrying value. In cases where the Trust does not expect to recover the carrying cost of hotel properties held for use, it will reduce the carrying value to the fair value of the hotel, as determined by a current appraisal. In cases where the Trust does not expect to recover the carrying cost of hotel properties held for sale, it will reduce the carrying value to the sales price less costs to sell. The Trust did not recognize impairment expense in fiscal years 2008 or 2007. As of January 31, 2008, the Trust management does not believe that the carrying values of any of its hotel properties are impaired.

Accounting Matters

In June 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 10" ("FIN 48"), which became effective for years beginning on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Trust must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Trust is subject to U.S federal income taxes as well as numerous state tax jurisdictions. The Trust's assessments of its tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity. While the Trust does not have any interest and penalties related to income taxes, the Trust's policy is to recognize such expenses as tax expense.

The tax years 2005 through 2008 remain open to examination by the federal and state taxing jurisdictions to which the Trust is subject.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust will adopted SFAS No. 157 on February 1, 2008 and such adoption is not expected to have a material impact on financial condition, results of operations or liquidity.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." This pronouncement requires an employer to make certain recognitions, measurements and disclosures regarding defined benefit postretirement plans. The Trust does not have any defined benefit postretirement plans, and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Trust on February 1, 2008. The adoption of SFAS No. 159 did not have an impact on the Trust's consolidated financial statements.

In June 2006, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)," which permits entities to present certain taxes assessed by a governmental authority on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues). An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority but may choose to do so. EITF issue

No. 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Trust reports it revenue net of sales taxes. Management plans to continue to report revenue net of sales tax.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), *Business Combinations* (SFAS 141(R)) and Statement No. 160, *Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 (SFAS 160). These statements will significantly change the financial accounting and reporting of business combination transactions and non-controlling (or minority) interests in consolidated financial statements. SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (IPR&D) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of these statements is prohibited. Management is presently evaluating the effect of adopting these statements.

Inflation

The Trust's revenue is based on the underlying Hotel revenue. Therefore, the Trust relies entirely on the performance of the Hotels and InnSuites Hotels' ability to increase revenue to keep pace with inflation. Operators of hotels in general and InnSuites Hotels in particular can change room rates quickly, but competitive pressures may limit InnSuites Hotels' ability to raise rates faster than inflation.

Forward-Looking Statements

Certain statements in this Form 10-K, including statements containing the phrases "believes," "intends," "expects," "anticipates," "predicts," "will be," "should be," "looking ahead," "may" or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. The Trust intends that such forward-looking statements be subject to the safe harbors created by such Acts. These forward-looking statements include statements regarding the intent, belief or current expectations of the Trust, its Trustees or its officers in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) the Trust's financing plans; (v) the Trust's position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) the Trust's plans and expectations regarding future sales of hotel properties; and (vii) trends affecting the Trust's or any Hotel's financial condition or results of operations.

These forward-looking statements reflect the Trust's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels that may cause the actual results of the Trust to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to:

- fluctuations in hotel occupancy rates;
- changes in room rental rates that may be charged by InnSuites Hotels in response to market rental rate changes or otherwise;
- seasonality of our business;
- interest rate fluctuations;
- changes in governmental regulations, including federal income tax laws and regulations;
- competition;
- any changes in the Trust's financial condition or operating results due to acquisitions or dispositions of hotel properties;
- insufficient resources to pursue our current growth strategy;
- concentration of our investments in the InnSuites Hotels® brand;
- loss of franchise contracts;
- real estate and hospitality market conditions;
- hospitality industry factors;
- our ability to meet present and future debt service obligations;
- terrorist attacks or other acts of war;
- outbreaks of communicable diseases;
- natural disasters;
- loss of key personnel; and
- local or national economic and business conditions, including, without limitation, conditions that may affect public securities markets generally, the hospitality industry or the markets in which the Trust operates or will operate.

The Trust does not undertake any obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, as amended, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Form 10-K relating to the operations of the Partnership.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INNSUITES HOSPITALITY TRUST
LIST OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following consolidated financial statements of InnSuites Hospitality Trust are included in Item 8:

The following financial statement schedules of InnSuites Hospitality Trust are included in Item 8:

All other schedules are omitted, as the information is not required or is otherwise furnished.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
InnSuites Hospitality Trust
Phoenix, Arizona:

We have audited the accompanying consolidated balance sheets of InnSuites Hospitality Trust and subsidiaries (the "Trust") as of January 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InnSuites Hospitality Trust and subsidiaries as of January 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedule III and IV are presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Moss Adams LLP

Scottsdale, Arizona
May 14, 2008

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	January 31, 2008	January 31, 2007
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 299,698	$ 202,691
Restricted Cash	142,495	128,284
Accounts Receivable, including $194,491 and $0 from related parties, net of Allowance for Doubtful Accounts of $29,000 and $115,000, as of January 31, 2008 and 2007, respectively	663,278	752,232
Prepaid Expenses and Other Current Assets	486,438	485,636
TOTAL CURRENT ASSETS	1,591,909	1,568,843
Hotel Properties Held for Sale, net	29,402,016	–
Hotel Properties, net	–	29,471,702
Property, Plant and Equipment, net	211,958	183,240
Deferred Finance Costs, Long-Term Portion	113,618	140,245
Deposits, Long-Term	14,987	14,987
TOTAL ASSETS	$ 31,334,488	$ 31,379,017
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts Payable and Accrued Expenses, including $0 and $518,206 accrued interest and payables to related parties as of January 31, 2008 and 2007, respectively	$ 2,408,087	$ 2,970,080
Notes Payable to Banks	750,000	749,777
Current Portion of Mortgage Notes Payable	967,289	926,464
Current Portion of Other Notes Payable	74,582	109,486
Current Portion of Notes Payable to Related Parties	33,336	31,086
Total Current Liabilities	4,233,294	4,786,893
Mortgage Notes Payable	18,807,123	17,939,187
Notes Payable to Related Parties	21,297	1,054,631
Other Notes Payable	108,362	126,413
TOTAL LIABILITIES	23,170,076	23,907,124
MINORITY INTEREST IN PARTNERSHIP	761,219	930,192
SHAREHOLDERS' EQUITY		
Shares of Beneficial Interest, without par value; unlimited authorization; 9,163,378 and 9,195,856 shares issued and outstanding at January 31, 2008 and 2007, respectively	18,010,184	17,030,891
Treasury Stock, 7,623,370 and 7,536,970 shares held at January 31, 2008 and 2007, respectively	(10,606,991)	(10,489,190)
TOTAL SHAREHOLDERS' EQUITY	7,403,193	6,541,701
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 31,334,488	$ 31,379,017

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended January 31,	
	2008	2007
REVENUE		
Room	$ 16,870,899	$ 16,057,900
Food and Beverage	1,226,909	1,273,608
Telecommunications	32,875	38,163
Other	418,567	396,535
Management and Trademark Fees, including $395,059 and $350,233 from related parties for 2008 and 2007, respectively	410,257	461,579
Payroll Reimbursements, including $3,140,628 and $3,057,136 from related parties for 2008 and 2007, respectively	3,140,628	3,562,849
TOTAL REVENUE	22,100,135	21,790,634
OPERATING EXPENSES		
Room	4,420,226	4,110,342
Food and Beverage	1,080,035	1,123,206
Telecommunications	72,598	106,438
General and Administrative	3,339,502	3,295,554
Sales and Marketing	1,391,838	1,299,082
Repairs and Maintenance	1,389,767	1,471,239
Hospitality	788,877	771,701
Utilities	1,269,694	1,224,063
Hotel Property Depreciation	1,009,978	2,032,955
Real Estate and Personal Property Taxes, Insurance and Ground Rent	1,159,916	1,139,869
Other	55,281	138,268
Payroll Costs Related to Management Contracts	3,140,628	3,562,849
TOTAL OPERATING EXPENSES	19,118,340	20,275,566
OPERATING INCOME	2,981,795	1,515,068
Interest Income	1,565	3,431
Gain on Disposition of Hotels	–	138,751
TOTAL OTHER INCOME	1,565	142,182
Interest on Mortgage Notes Payable	1,616,462	1,704,169
Interest on Notes Payable to Banks	162,534	41,531
Interest on Notes Payable and Advances Payable to Related Parties	25,978	49,891
Interest on Other Notes Payable	14,212	20,780
TOTAL INTEREST EXPENSE	1,819,186	1,816,371
INCOME (LOSS) BEFORE MINORITY INTEREST AND INCOME TAXES	1,164,174	(159,121)
PLUS MINORITY INTEREST	147,077	428,855
Income Tax Provision	(192,091)	(316,164)
INCOME (LOSS) ATTRIBUTABLE TO SHARES OF BENEFICIAL INTEREST	$ 1,119,160	$ (46,430)
NET INCOME (LOSS) PER SHARE – Basic	$ 0.12	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Basic	9,185,474	9,251,420
NET INCOME (LOSS) PER SHARE – Diluted	$ 0.07	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Diluted	13,111,541	9,251,420
CASH DIVIDENDS PER SHARE	$ 0.01	$ 0.01

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

BALANCE, JANUARY 31, 2006	$ 6,717,928
Net Loss Attributable to Shares of Beneficial Interest	(46,430)
Dividends	(93,302)
Purchase of Treasury Stock	(190,301)
Shares of Beneficial Interest issued for Services Received	134,055
Partnership Interest Acquired with Shares of Beneficial Interest	24,560
Reallocation of Minority Interest	(4,809)
BALANCE, JANUARY 31, 2007	$ 6,541,701
Net Income Attributable to Shares of Beneficial Interest	1,119,160
Dividends	(91,657)
Purchase of Treasury Stock	(167,937)
Shares of Beneficial Interest issued for Services Received	46,080
Purchase of Partnership Units above Carrying Value	(42,302)
Reallocation of Minority Interest	(1,852)
BALANCE, JANUARY 31, 2008	$ 7,403,193

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended January 31, 2008	2007
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss) Attributable to Shares of Beneficial Interest	$ 1,119,160	$ (46,430)
Adjustments to Reconcile Net Income (Loss) Attributable to Shares of Beneficial Interest to Net Cash Provided by Operating Activities:		
Stock Compensation Expense	46,080	96,390
Provision for (Recovery of) Uncollectible Receivables	(13,045)	146,340
Minority Interest	(147,077)	(428,855)
Hotel Property Depreciation	1,009,978	2,032,955
Deferred Income Taxes	–	259,000
(Gain) Loss on Disposal Sale of Hotel Property	5,529	(135,791)
Amortization of Deferred Loan Fees	51,692	35,400
Changes in Assets and Liabilities:		
(Increase) Decrease in Prepaid Expenses and Other Assets	(9,074)	9,193
Decrease (Increase) in Accounts Receivable	101,999	(358,106)
(Decrease) Increase in Accounts Payable and Accrued Expenses	(561,721)	404,507
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,603,521	2,014,603
CASH FLOW FROM INVESTING ACTIVITIES		
Cash Received from Disposition of Hotel Properties	3,500	160,000
Improvements and Additions to Hotel Properties	(978,039)	(1,496,715)
Change in Restricted Cash	(14,211)	98,010
NET CASH USED IN INVESTING ACTIVITIES	(988,750)	(1,238,705)
CASH FLOW FROM FINANCING ACTIVITIES		
Principal Payments on Mortgage Notes Payable	(1,123,139)	(1,043,226)
Net Proceeds from Refinancings of Mortgage Notes Payable	15,107	–
Payments on Notes Payable to Banks	(5,434,175)	(2,755,839)
Borrowings on Notes Payable to Banks	7,434,126	3,005,616
Repurchase of Partnership Units	(1,050)	(246)
Repurchase of Treasury Stock	(167,937)	(182,389)
Payment of Dividends	(91,657)	(93,302)
Payments on Notes and Advances Payable to Related Parties	(1,830,084)	(28,989)
Borrowings on Notes and Advances Payable to Related Parties	799,000	600,000
Payments on Other Notes Payable	(117,955)	(109,083)
NET CASH USED IN FINANCING ACTIVITIES	(517,764)	(607,458)
NET INCREASE IN CASH AND CASH EQUIVALENTS	97,007	168,440
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	202,691	34,251
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 299,698	$ 202,691

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

InnSuites Hospitality Trust (the "Trust") owns, as of January 31, 2008, directly and through a partnership interest, five hotels with an aggregate of 843 suites in Arizona, southern California and New Mexico (the "Hotels"). The Hotels operate as InnSuites Hotels.

Prior to February 1, 2004, the Trust operated as a self-managed and self-administered "umbrella partnership real estate investment trust ("REIT")," with operations through an operating partnership, RRF Limited Partnership, a Delaware limited partnership (the "Partnership"). Effective February 1, 2004, the Trust terminated its election to be taxed as a REIT. The Trust is the sole general partner of the Partnership and owned 70.66% and 69.89% of the Partnership as of January 31, 2008 and 2007, respectively. The Trust's weighted average ownership for the years ended January 31, 2008 and 2007 was 70.28% and 69.56%, respectively. The Partnership owns four of the hotel properties and incurs the related expenses. The Trust owns and operates the Yuma, Arizona hotel property directly, which it acquired from the Partnership on January 31, 2005.

From June 8, 2004, InnSuites Hotels has provided hotel management services to the Hotels, as well as four hotels featuring 544 suites owned by affiliates of Mr. Wirth and one unrelated hotel property featuring 131 suites. Under the management agreements, InnSuites Hotels provides the personnel at the hotels, the expenses of which are reimbursed at cost, and manages the Hotels' daily operations. All such expenses and reimbursements between InnSuites Hotels and the Partnership have been eliminated in consolidation. InnSuites Hotels received 2.5% of gross revenue from the Hotels owned by the Partnership and the Trust in exchange for management services during fiscal years 2008 and 2007. Effective February 1, 2008, the management fees for InnSuites Hotels and the Partnership are set at 2.5% of room revenue and an additional monthly accounting fee of $2,000. These agreements expire on January 31, 2009. InnSuites Hotels received 2% of room revenue (depending on results) from the four hotels owned by affiliates of Mr. Wirth in exchange for management services during fiscal year 2007 and an additional monthly accounting fee of $2,000. During fiscal year 2008, the management fees for these four hotels are set at 2.5% of room revenue and an accounting fee of $2,000. Effective for fiscal 2009, the management fees for these four hotels will remain at 2.5% of room revenue. These agreements have no expiration date and may be cancelled by either party with 90-days written notice, or 30-days written notice in the event the property changes ownership. InnSuites Hotels received 5% of total revenue for managing the unrelated hotel in San Diego, California during fiscal year 2007. This agreement was cancelled by the hotel owners giving 90-days written notice effective September 20, 2006.

As of January 31, 2008, InnSuites Hotels owned the "InnSuites" trademark and holds trademark agreements with the Hotels, as well as four hotels featuring 544 suites owned by affiliates of Mr. Wirth and two unrelated hotel properties featuring 255 suites. InnSuites hotels received 1.25% (2.50% for the hotel that does not carry a third-party franchise) of total revenue from the Hotels owned by the Partnership and the Trust in exchange for use of the "InnSuites" trademark during fiscal years 2008 and 2007 . Effective February 1, 2008, the trademark license fees for the Hotels owned by the Partnership and the Trust are set at 1.25% of room revenue. The revenue and expenses related to these contracts have been eliminated in consolidation. These agreements have no expiration date. InnSuites Hotels received 1.25% of room revenue from the four hotels owned by affiliates of Mr. Wirth in exchange for use of the "InnSuites" trademark during fiscal years 2008 and 2007. These agreements have no expiration date and may be cancelled by either party with 12-months written notice, or 90-days written notice in the event the property changes ownership. InnSuites Hotels received 2% of total revenue from the unrelated hotel in San Diego, California in exchange for licensing services during fiscal year 2007. This agreement was cancelled by the hotel owners giving 90-days written notice effective September 20, 2006. InnSuites Hotels received 0.5% of room revenue from the unrelated hotel in Buena Park, California in exchange for licensing services during fiscal years 2008 and 2007. This agreement has no expiration date and may be cancelled by either party with 30-days written notice. InnSuites Hotels received 30% of revenues generated from reservations provided by InnSuites Reservation Center to the unrelated hotel in Oceanside, California in exchange for licensing services during fiscal year 2008. This agreement had no expiration date and could be cancelled by either party with 30-days written notice. This agreement was cancelled May 1, 2008.

Partnership Agreement

The Partnership Agreement of the Partnership provides for the issuance of two classes of limited partnership units, Class A and Class B. Class A and Class B limited partnership units are identical in all respects, except that each Class A limited partnership unit shall be convertible into one newly-issued Share of Beneficial Interest of the Trust, at any time at the option of the particular limited partner. The Class B limited partnership units may only become convertible with the approval of the Board of Trustees, in its sole discretion. As of January 31, 2008 and 2007, 468,509 and 570,067 Class A limited partnership units were issued and outstanding representing 3.55% and 4.31%, respectively, of the total partnership units. Additionally, as of January 31, 2008 and 2007, 3,407,938 and 3,407,938, respectively, Class B limited partnership units were outstanding to Mr. Wirth and his affiliates, in lieu of the issuance of Class A limited partnership units representing 25.8% as of January 31, 2008 and 2007, of the total partnership units. If all of the Class A and B limited partnership units were converted, the limited partners in the Partnership would receive 3,876,447 Shares of Beneficial Interest of the Trust. As of January 31, 2008 and 2007, the Trust owns 9,335,070 and 9,233,512 general partner units in the Partnership, representing 70.66% and 69.89%, respectively, of the total partnership units. The Trust purchased 47,636 and 6,667 Partnership units during the year ended January 31, 2008 and 2007, respectively, at an average price of $1.39 and $1.40 per unit, respectively.

Basis of Presentation

As sole general partner of the Partnership, the Trust exercises unilateral control over the Partnership, and the Trust owns all of the issued and outstanding classes of shares of InnSuites Hotels. Therefore, the financial statements of the Partnership and InnSuites Hotels are consolidated with the Trust, and all significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain reclassifications have been made to previously reported figures on the balance sheet in order to conform to current year presentations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Trust's operations are affected by numerous factors, including the economy, competition in the hotel industry and the effect of the economy on the travel and hospitality industries. The Trust cannot predict if any of the above items will have a significant impact in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Trust's operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the estimated useful lives of long-lived assets and estimates of future cash flows used to test a long-lived asset for recoverability, the fair values of the long-lived assets and the realization of net operating losses.

Property, Plant And Equipment, Hotel Properties And Hotel Properties Held For Sale

Property, plant, and equipment and hotel properties are stated at cost and are depreciated using the straight-line method over estimated lives ranging from 5 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment. Hotel properties held for sale are stated at cost, less accumulated depreciation as of the date that they were determined to be held for sale. No further depreciation expense is taken on the hotel properties held for sale.

The Trust adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in accounting for its hotel properties effective the beginning of fiscal year 2003 and previously applied SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in accounting for its hotel properties in fiscal year 2002. Properties held for sale at the beginning of fiscal year 2003 continued to be accounted for under SFAS No. 121. The adoption of SFAS No. 144 had no significant effect on the financial statements.

Management applies SFAS No. 144 to determine when it is required to test an asset for recoverability of its carrying value. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows over its estimated remaining life, the Trust recognizes an impairment expense to reduce the asset's carrying value to its fair value. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are analyzed on a property-specific basis independent of the cash flows of other groups of assets. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Trust determines the estimated useful lives of its assets based on the expected future economic benefit of the asset and its ability to hold such assets. Fair value is determined by the most current third-party property appraisal, which was performed in fiscal year 2005. Evaluation of future cash flows is based on historical experience and other factors, including certain economic conditions and committed future bookings. Management has determined that no additional impairment of long-lived assets exists during fiscal years 2008 and 2007.

Gains and losses on sales of properties are recognized at the time of sale or deferred to the extent required by generally accepted accounting principles.

The Trust will classify a hotel property as "held for sale" in the period (generally not to exceed one year) in which (1) it has made the decision to actively seek a buyer of the property and/or (2) a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of refundable cash and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If these criteria are met, the Trust will record an impairment loss if the fair value less the costs to sell is lower than the carrying amount of the hotel and will cease recording depreciation.

Cash and Cash Equivalents

The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of amounts held in reserve by lenders to pay property taxes and fund capital improvements to the properties.

Revenue Recognition

Room, food and beverage, telecommunications, management and licensing fees, and other revenue are recognized as earned as services are provided and items are sold. Payroll reimbursements are recorded as personnel services are provided and are not netted with the corresponding payroll expense. Sales taxes collected are excluded from gross revenue.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are carried at original amounts less an estimate made for doubtful accounts based on a review of outstanding amounts on a quarterly basis. Management records an allowance for doubtful accounts for 50% of the balances over 90 days and 100% of the balances over 120 days. Accounts receivables are written off when deemed uncollectible. Recoveries, if any, of receivables previously written off are recorded when received. The Trust does not charge interest on accounts receivable balances.

The amounts charged to the allowance for doubtful accounts are as follows for the years ended January 31:

Year	Balance at the Beginning of Year	Charged to Expense	Deductions	Balance at the End of Year
2007	$ 112,423	146,340	(143,793)	$ 114,970
2008	$ 114,970	(13,045)	(72,455)	$ 29,470

Stock-based Compensation

Prior to February 1, 2006, the Trust applied the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provided pro forma net income (loss) disclosures for employee stock-based compensation grants as if the fair-value-based method defined in SFAS No. 123R, "Share Based Payment," had been applied. In accordance with APB Opinion No. 25, stock-based compensation expense was recorded in the statement of operations over the vesting period only if the current estimated market price on the underlying stock on the date an option is granted exceeds the exercise price. The Trust adopted SFAS 123R during fiscal year 2006 using the modified prospective method. The adoption of this Statement had no effect on the Trust's results of operations in 2006.

No stock options were issued and no compensation cost has been recognized during the fiscal years ended January 31, 2008 and 2007. During the second quarter of fiscal year 2006, the Trust accepted the voluntary surrender of all outstanding stock options. The options were surrendered in order to reduce costs and simplify the Trust's reporting and compliance obligations to the Securities and Exchange Commission and the American Stock Exchange. The Trust made no payments to the holders of the options for their surrender. The Trust has no obligation, explicit or implied, for the surrender of the options, including but not limited to the reissuance of options at some time in the future. As of January 31, 2008, the Trust has no stock options outstanding.

During the year ended January 31, 2008, the Trust granted restricted stock awards of 36,000 shares with a weighted-average grant date fair value of $1.28. All were fully vested in fiscal year 2008 resulting in stock-based compensation expense of $46,080. During the year ended January 31, 2007, the Trust granted restricted stock awards of 99,300 shares at a weighted-average grant date fair value of $1.35. All were fully vested in fiscal year 2007 resulting in stock-based compensation expense of $96,390 net of amounts reimbursed through the payroll reimbursement under the management contracts of $8,505 and amounts accrued as bonuses at January 31, 2006 of $29,160.

The following table summarizes restricted share activity during fiscal years 2007 and 2008.

	Restricted Shares	
	Shares	Weighted-Average Grant Date Fair Value
Balance at January 31, 2006	–	–
Granted	99,300	$ 1.35
Vested	(99,300)	$ 1.35
Forfeited	–	–
Balance of unvested awards at January 31, 2007	–	$ –
Granted	36,000	$ 1.28
Vested	(36,000)	$ 1.28
Forfeited	–	–
Balance of unvested awards at January 31, 2008	–	–

Income Taxes

Prior to February 1, 2004, the Trust elected to be taxed as a REIT under Sections 856 through 860 of the U.S. Internal Revenue Code (the "Code"). To qualify as a REIT, the Trust was required to meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its shareholders. As a REIT, the Trust was not subject to federal corporate income tax on that portion of its net income that was distributed to shareholders.

Effective February 1, 2004, the Trust relinquished its REIT status. As of that date, any distributions to its shareholders are not deductible for purposes of computing the Trust's taxable income and the Trust will be subject to income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, without offset for distributions of such income to its shareholders.

Subsequent to February 1, 2004, the Trust became subject to federal and state corporate income tax and accounts for deferred taxes utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it was determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities were adjusted for the effects of changes in tax laws and rates on the date of enactment.

Dividends and Distributions

In fiscal years 2008 and 2007, the Trust paid dividends of $0.01 per share in the fourth quarter of each year. The Trust's ability to pay dividends is largely dependent upon the operations of the Hotels.

Minority Interest

The Trust accounts for minority interest in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-2 "Treatment of Minority Interests in Certain Real Estate Investments" and EITF Issue No. 95-7 "Implementation Issues Related to the Treatment of Minority Interest in Certain Real Estate Investment Trusts."

Minority interest in the Partnership represents the limited partners' proportionate share of the capital and earnings of the Partnership. Income or loss is allocated to the minority interest based on its weighted average ownership percentage in the Partnership throughout the period, and capital is allocated based on its ownership percentage at year-end. Any difference is recorded as a reallocation of minority interest as a component of shareholders' equity.

Income (Loss) Per Share

Basic and diluted income (loss) per Share of Beneficial Interest have been computed based on the weighted-average number of Shares of Beneficial Interest and potentially dilutive securities outstanding during the periods.

For the twelve months ended January 31, 2008 and 2007, there were Class A and Class B limited partnership units outstanding, which are convertible into Shares of Beneficial Interest of the Trust. Assuming conversion at the beginning of each period, the aggregate weighted-average of these Shares of Beneficial Interest would have been 3,926,067 and 4,021,840 in addition to the basic shares outstanding for fiscal year 2008 and 2007, respectively. These Shares of Beneficial Interest issuable upon conversion of the Class A and Class B limited partnership units were anti-dilutive during fiscal year 2007 due to the fact that the conversion of these units would result in increased earnings per share. Therefore, they have not been included in the number of issued and outstanding Shares of Beneficial Interest used in the calculation of diluted earnings per share for that year.

As of January 31, 2008 and 2007, there were no stock options outstanding.

The following is a reconciliation of basic earnings per share to diluted earnings per share:

	For the Twelve Months Ended January 31,	
	2008	2007
Income (Loss) attributable to Shares of Beneficial Interest	$ 1,119,160	$ (46,430)
Plus: Income (Loss) attributable to minority interest unit holders	(147,077)	–
Income (Loss) attributable to Shares of Beneficial Interest after unit conversion	$ 972,083	$ (46,430)
Weighted average common shares outstanding	9,185,474	9,251,420
Plus: Weighted average incremental shares resulting from unit conversion	3,926,067	–
Weighted average common shares outstanding after unit conversion	13,111,541	9,251,420
Diluted Earnings (Loss) Per Share	$ 0.07	$ (0.01)

Fair Value of Financial Instruments

For disclosure purposes, fair value is determined by using available market information and appropriate valuation methodologies. Due to their short maturities, cash and cash equivalents are carried at cost, which reasonably approximates fair value.

The fair value of mortgage notes payable, notes payable to banks and notes and advances payable to related parties is estimated by using the current rates which would be available for similar loans having the same remaining maturities. The carrying value of accounts payable and accrued expenses and other notes payable approximates fair value, due to their short-term nature. See Note 15 – "Fair Value of Financial Instruments."

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109" ("FIN 48"), which became effective for years beginning on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Trust must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Trust is subject to U.S federal income taxes as well as numerous state tax jurisdictions. The Trust's assessments of its tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity. While the Trust does not have any interest and penalties related to income taxes, the Trust's policy is to recognize such expenses as tax expense. The tax years 2005 through 2008 remain open to examination by the federal and state taxing jurisdictions to which the Trust is subject.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Trust will adopt SFAS No. 157 on January 1, 2008 and such adoption will not have a material impact on financial condition, results of operations or liquidity.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Trust does not have any defined benefit postretirement plans, and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Trust on February 1, 2008. The adoption of SFAS No. 159 is not expected to have an impact on the Trust's consolidated financial statements.

In June 2006, the FASB issued EITF Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)," which permits entities to present certain taxes assessed by a governmental authority on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues). An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority but may choose to do so. EITF issue No. 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Trust reports it revenue net of sales taxes. Management plans to continue to report revenue net of sales tax.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), *Business Combinations* (SFAS 141(R)) and Statement No. 160, *Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 (SFAS 160). These statements will significantly change the financial accounting and reporting of business combination transactions and non-controlling (or minority) interests in consolidated financial statements. SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (IPR&D) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of these statements is prohibited. Management is presently evaluating the effect of adopting these statements.

Segment Reporting

The Trust views its operations as one operating business segment, a hospitality company that owns five hotel properties with an aggregate of 843 suites in Arizona, southern California and New Mexico.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred. Advertising expense totaled approximately $860,000 and $823,000 for the years ended January 31, 2008 and 2007, respectively.

3. PROPERTY, PLANT, AND EQUIPMENT, HOTEL PROPERTIES HELD FOR SALE

As of January 31 of the respective years, property, plant and equipment consisted of the following:

	2008	2007
Land	$ 7,005	$ 7,005
Building and improvements	75,662	75,662
Furniture, fixtures and equipment	369,849	287,599
Total property, plant and equipment	452,516	370,266
Less accumulated depreciation	(240,558)	(187,026)
Property, Plant and Equipment, net	$ 211,958	$ 183,240

The Trust classified its five Hotels as "Held for Sale" as of August 1, 2007, which is part of the Trust's long-term strategic plan to migrate the focus of the Trust primary business from a hotel owner to a hospitality service company by expanding its trademark license, management, reservation and advertising services. Since August 1, 2007, the Trust has suspended depreciation of these assets held for sale. Approximately $1.0 million of depreciation expense has not been recorded in the Trust's financial statements.

As of January 31 of the respective years, hotel properties, and hotel properties held for sale, consisted of the following:

	2008	2007
Land	$ 2,817,515	$ 2,817,515
Building and improvements	34,143,848	34,025,922
Furniture, fixtures and equipment	7,121,243	7,126,234
Total hotel properties	44,082,606	43,969,671
Less accumulated depreciation	(14,680,590)	(14,497,969)
Hotel properties, net	$ 29,402,016	$ 29,471,702

The properties have not been reported as discontinued operations in the Trust's financial statements. Based on the criteria of EITF Abstract Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations," the Trust concluded it was not necessary to report hotels "held for sale" or "disposed of" when the Trust maintains significant continuing involvement. The Trust provides management, trademark, reservation, and advertising services to the hotel property listed above, which management believes provides the Trust the ability to significantly influence the operating and financial policies of the hotel.

4. PREPAIDS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are carried at face value and expect to be consumed within one year. Prepaid expenses and other current assets consisted of the following:

	January 31,	
	2008	2007
Prepaid Insurance	$ 117,413	$ 125,108
Deferred Financing Costs, Current Portion	27,411	35,683
Tax and Insurance Escrow	298,765	310,159
Other Prepaid Expenses and Current Assets	42,849	14,686
Total Prepaid Expenses and Current Assets	$ 486,438	$ 485,636

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying value of accounts payable and accrued expenses approximates fair value, due to their short-term nature. The carrying value of accounts payable and accrued liabilities was $2.41 million and $2.97 million at January 31, 2008 and 2007 respectively. Accounts payable and accrued liabilities consisted of the following:

	January 31,	
	2008	2007
Accounts Payable	$ 715,753	$ 845,413
Accrued Salaries and Wages	458,172	503,447
Accrued Vacation	219,039	208,706
Sales Tax Payable	188,214	240,468
Accrued Interest Payable	79,734	95,550
Advanced Customer Deposits	79,968	46,248
Income Tax Liability	62,154	31,805
Accrued Property Taxes	260,661	266,619
Accrued Land Lease	113,933	106,393
Accrued Other	230,459	113,745
Advances From Related Parties, net	-	511,686
Total Accounts Payable and Accrued Liabilities	$ 2,408,087	$ 2,970,080

6. MORTGAGE NOTES PAYABLE

At January 31, 2008, the Trust had mortgage notes payable outstanding with respect to each of the Hotels. The mortgage notes payable have various repayment terms and have scheduled maturity dates ranging from May 11, 2011 to May 1, 2016. Weighted average interest rates on the mortgage notes payable for the years ended January 31, 2008 and 2007 were 8.41% and 8.56%, respectively.

The following table summarized the Trust's mortgage notes payable as of January 31:

	2008	2007
Mortgage note payable, due in variable monthly installments including interest at prime rate plus 1.0% per year, secured by the Tucson St. Mary's property. The note was satisfied in full on January 30, 2008 with a new mortgage note secured by the property.	$ -	$ 4,092,537
Mortgage note payable, due in monthly installments of $48,738, including interest at 8% per year, through May 1, 2016, secured by the Tucson Oracle property with a carrying value of $5.2 million at January 31, 2008.	3,548,967	3,837,263
Mortgage note payable, due in monthly installments of $71,141, including interest at 8.28% per year, through May 11, 2011, secured by the Ontario property with a carrying value of $6.9 million at January 31, 2008.	8,134,458	8,297,893
Mortgage note payable, due in monthly installments of $15,858, including interest at 8.875% per year, through September 1, 2015, secured by the Albuquerque property with a carrying value of $1.7 million at January 31, 2008.	1,055,619	1,147,738
Mortgage note payable, due in monthly installments of $27,010, including interest at 9.25% per year, through August 1, 2011, secured by the Yuma property with a carrying value of $6.4 million at January 31, 2008.	985,368	1,490,220
Mortgage note payable, due in variable monthly installments ($39,302 as of January 31, 2008) including interest at prime rate (6.0% as of January 31, 2008), through January 28, 2015, secured by the Tucson St. Mary's property with a carrying value of $9.2 million at January 31, 2008.	6,050,000	-
Totals	$ 19,774,412	$ 18,865,651

Mr. Wirth and certain of his affiliates have guaranteed $6,542,684 and $1,745,110 of the mortgage notes payable as of January 31, 2008 and 2007, respectively. The net book value of the properties securing these mortgage notes payable at January 31, 2008 and 2007 was $15,609,819 and $15,776,000, respectively. See Note 10 – "Minimum Debt Payments" for scheduled minimum payments.

On January 30, 2008 the Trust refinanced the Tucson St. Mary's property with a mortgage note of $6,050,000. The mortgage note is due in monthly variable installments including interest at Wall Street Journal prime rate through January 28, 2015. The prime rate at January 31, 2008 was 6.0%. The mortgage note is secured by the Tucson St. Mary's property with a carrying value of $9.2 million at January 31, 2008. The proceeds from the mortgage note were used to pay in full the current mortgage note on the Tucson St. Mary's property of $4.0 million and to pay in full a $2.0 million non-revolving line of credit discussed below. See Note 7 – "Notes Payable to Banks."

7. NOTES PAYABLE TO BANKS

On August 18, 2006, the Trust entered into an agreement for an unsecured bank line of credit. Under the agreement, the Trust can draw $750,000, bearing interest at prime plus 0.5% (6.50% as of January 31, 2008), with interest-only payment due monthly. The line of credit matures on February 18, 2008. On February 13, 2008, the maturity date was extended to May 18, 2008. As of January 31, 2008, the Trust had drawn $750,000 of the funds available under the line or credit. On March 3, 2008 the Trust established a new $850,000 revolving line of credit to replace the $750,000 line of credit when it matures on May 18, 2008. The new line of credit bears interest at WSJ prime and matures on July 15, 2009.

On February 23, 2007, Tucson Saint Mary's Suite Hospitality, an entity owned by the Partnership, established a $2 million non-revolving line of credit. The interest rate applied to the unpaid principal balance is the prime rate as published by the Wall Street Journal plus 0.75 percentage points. The line of credit was secured by the Tucson Saint Mary's hotel property. The line was paid in full on January 30, 2008 with proceeds from the refinancing of the Tucson Saint Mary's mortgage note.

8. NOTES AND ADVANCES PAYABLE TO RELATED PARTIES

Notes and advances payable to related parties consist of funds provided by Mr. Wirth, certain of his affiliates and other related parties to permit the Trust to repurchase additional general partnership units in the Partnership and to fund working capital and capital improvement needs. The aggregate amounts outstanding to related parties were approximately $55,000 and $1.1 million as of January 31, 2008 and 2007, respectively. The notes and advances payable to related parties are as follows as of January 31 of the respective years:

	2008	2007
Line of credit payable to Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth, unsecured and bearing interest at 7% per annum. Due in one installment of accrued interest and unpaid principal on March 1, 2008.	$ –	$ 1,000,000
Note payable to The Anderson Charitable Remainder Unitrust, an affiliate of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $1,365 through November 2009.	28,105	41,985
Note payable to Wayne Anderson, son of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $574 through June 2009.	9,271	15,280
Note payable to Karen Anderson, daughter of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $574 through June 2009.	9,268	15,280
Note payable to Kathy Anderson, daughter of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $495 through June 2009.	7,989	13,172
Totals	$ 54,633	$ 1,085,717

During the first quarter of fiscal year 2007, the Partnership established a $700,000 subordinated line of credit with Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth. The line of credit was secured by 49% of the Partnership's interest in its Tucson St. Mary's hotel property, and was subordinated to the Trust's commercial bank line of credit. Outstanding borrowings under the line of credit had an interest will bear interest at 7.0% per year. The Trust borrowed $400,000 under the line of credit during the first quarter of fiscal year 2007 in order to refinance an outstanding promissory note payable to Rare Earth Financial. During the fourth quarter of fiscal year 2007, the line of credit limit was increased to $1.0 million. As of January 31, 2007, $1.0 million was outstanding on the line of credit. As of January 31, 2008, there was no balance outstanding on the line.

The Trust paid interest on related party notes to Mr. Wirth and his affiliates in the amounts of $26,730 and $45,644 for the twelve months ended January 31, 2008 and 2007, respectively. The Trust incurred interest expense on related party notes to Mr. Wirth and his affiliates in the amounts of $20,959 and $42,782 for the twelve months ended January 31, 2008 and 2007, respectively.

9. OTHER NOTES PAYABLE

As of January 31, 2008, the Trust had $182,944 in secured promissory notes outstanding to unrelated third parties arising from the repurchase of 204,644 Class A limited partnership units in the Partnership and the repurchase of 90,139 Shares of Beneficial Interest in privately negotiated transactions. The promissory notes bear interest at 7% per year and are due in varying monthly payments through March 2011. The repurchased Class A limited partnership units and Shares of Beneficial Interest secure the notes. As of January 31, 2007, the Trust had $235,899 in secured promissory notes outstanding to unrelated third parties arising from the repurchase of 187,008 Class A limited partnership units in the Partnership and the repurchase of 91,222 Shares of Beneficial Interest in privately negotiated transactions.

10. MINIMUM DEBT PAYMENTS

Scheduled minimum payments of debt as of January 31, 2008 are as follows in the respective fiscal years indicated:

Fiscal Year Ended	Related Parties	Mortgages	Other Notes Payable	Total
2009	$ 33,336	$ 967,289	$ 824,582	$ 1,825,207
2010	21,297	1,037,475	59,660	1,118,432
2011	–	1,125,258	46,697	1,171,955
2012	–	8,411,179	2,005	8,413,184
2013	–	723,901	–	723,901
Thereafter	–	7,509,310	–	7,509,310
	$ 54,633	$ 19,744,412	$ 932,944	$ 20,761,989

11. DESCRIPTION OF CAPITAL STOCK

Holders of the Trust's Shares of Beneficial Interest are entitled to receive dividends when and if declared by the Board of Trustees of the Trust out of funds legally available therefor. The holders of Shares of Beneficial Interest, upon any liquidation, dissolution or winding-down of the Trust, are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Trust. The Shares of Beneficial Interest possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of Shares of Beneficial Interest do not have cumulative voting rights in the election of Trustees and do not have preemptive rights.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on September 10, 2002, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On August 18, 2005, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On September 10, 2007, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During fiscal year 2008, the Trust acquired 114,000 Shares of Beneficial Interest in open market transactions at an average price of $1.37 per share and 8,400 Shares of Beneficial Interest in privately-negotiated transactions at an average price of $1.43. During fiscal year 2007, the Trust acquired 134,865 Shares of Beneficial Interest in open market transactions at an average price of $1.35 per share and 6,427 Shares of Beneficial Interest in privately-negotiated transactions at an average price of $1.38. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and American Stock Exchange requirements. The Trust is authorized to repurchase an additional 295,850 limited partnership units and/or Shares of Beneficial Interest pursuant to the share repurchase program.

For the years ended January 31, 2008 and 2007, the Trust repurchased 122,400 and 141,292 Shares of Beneficial Interest at an average price of $1.37 and $1.35 per share, respectively. Repurchased Shares of Beneficial Interest are accounted for as treasury stock in the Trust's Consolidated Statements of Shareholders' Equity.

12. FEDERAL INCOME TAXES

The Trust and subsidiaries have an income tax net operating loss carryforward of approximately $10.1 million at January 31, 2008.

The total dividends per Share of Beneficial Interest applicable to operating results for the years ended January 31, 2008 and 2007 amounted to $0.01 per share and $0.01 per share, respectively.

The Trust and subsidiaries have no state net operating loss carryforwards. Federal net operating loss carryforwards are estimated to expire as follows:

Year	Federal
2012	$ 1,147,858
2019	1,163,799
2020	1,979,025
2021	250,847
2022	1,580,590
2023	1,671,294
2024	2,302,410
	$ 10,095,823

Total and net deferred income tax assets at January 31,	2008	2007
Net operating loss carryforwards	$ 3,433,000	$ 3,944,000
Bad debt allowance	9,000	31,000
Alternative minimum tax credit	61,000	43,000
Total deferred income tax assets	3,503,000	4,018,000
Deferred income tax liability associated with book/tax differences in hotel properties	(2,779,000)	(2,791,000)
Net deferred income tax asset	724,000	1,227,000
Valuation allowance	(724,000)	(1,227,000)
Net deferred income tax asset	$ –	$ –

Income taxes for the year ended January 31,	2008	2007
Current income tax provision	$ 192,000	$ 57,000
Deferred income tax benefit	–	259,000
Net income tax provision	$ 192,000	$ 316,000

The differences between the statutory and effective tax rates are as follows for the year ended January 31, 2008:

Federal statutory rates	$ 453,000	34%
State income taxes	61,000	5%
Utilization of federal net operating loss carryforward and related recognition of tax benefit	(503,000)	(38)%
True-ups to prior year return	155,000	11%
Permanent differences and other	26,000	2%
Effective rate	$ 192,000	14%

The differences between the statutory and effective tax rates are as follows for the year ended January 31, 2007:

Federal statutory rates	$ 92,000	34%
State income taxes	12,000	5%
Utilization of federal net operating loss carryforward and related recognition of tax benefit	(1,264,000)	(469)%
True up of prior year net operating loss carryforward	1,443,000	535%
Other	33,000	2%
Effective rate	$ 316,000	117%

In accordance with SFAS No. 109 "Accounting for Income Taxes," the Trust has established a valuation allowance against its net deferred income tax assets at January, 31, 2008. As defined by the standard, Management believes it is more likely than not that its deferred income tax assets may not be realized due to a history of losses sustained by the Trust. Realization of a deferred tax asset is dependent on whether or not there will be sufficient taxable income in future periods in which operating loss carryforwards can be utilized.

The valuation allowance decreased by approximately $503,000 in the year ended January 31, 2008, primarily due to the utilization of approximately $864,000 of federal net operating loss carryforwards. The valuation allowance decreased by approximately $1,264,000 in the year ended January 31, 2008, primarily due to the utilization of approximately $2,580,000 of federal and $130,000 of state net operating loss carryforwards.

The Trust had income taxes payable of $62,000 and $32,000 recorded as of January 31, 2008 and 2007, respectively.

In June 2006, the FASB issued FIN 48, which became effective for years beginning on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Trust must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Trust is subject to U.S federal income taxes as well as numerous state tax jurisdictions. The Trust's assessments of its tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity. While the Trust does not have any interest and penalties related to income taxes, the Trust's policy is to recognize such expenses as tax expense.

The tax years 2005 through 2008 remain open to examination by the federal and state taxing jurisdictions to which the Trust Company is subject.

13. ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS

Mr. Wirth had an employment agreement with the Trust that expired in December 2007. The employment agreement provided that Mr. Wirth received no compensation from the Trust as long as a previously enforceable advisory agreement was in effect. However, pursuant to the terms of the employment agreement, since the Advisor (as defined in the advisory agreement) no longer provides services to the Partnership or the Trust, Mr. Wirth is to be compensated at an amount up to the same annual basis as the Advisor would have been compensated under the terms of the advisory agreement had it remained in effect. Mr. Wirth was being compensated at a lesser rate of $146,000 a year during fiscal year 2008 and compensated at a rate of $141,000 for fiscal year 2007. Mr. Wirth currently does not have an employment agreement with the Trust.

14. OTHER RELATED PARTY TRANSACTIONS

The Partnership is responsible for all operating expenses incurred by the Trust in accordance with the Partnership Agreement.

As of January 31, 2008 and 2007, Mr. Wirth and his affiliates held 3,407,938 Class B limited partnership units, which represented 25.8% of the total outstanding partnership units. As of January 31, 2008 and 2007, Mr. Wirth and his affiliates held 5,573,624 and 5,573,624 Shares of Beneficial Interest in the Trust, respectively, which represented 60.8% and 60.6% of the total issued and outstanding Shares of Beneficial Interest.

At January 31, 2008 and 2007, the Trust owned a 70.66% interest and 69.89% interest, respectively, in the Hotels through its sole general partner's interest in the Partnership.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Trust's significant financial instruments at January 31, 2008 and 2007 are as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$ 19,774,412	$ 20,898,875	$ 18,865,651	$ 19,405,055
Notes payable to banks	750,000	750,000	749,777	749,777
Notes and advances payable to related parties	54,633	57,809	1,085,717	1,079,818
Other notes payable	182,944	193,198	235,899	234,995

16. SUPPLEMENTAL CASH FLOW DISCLOSURES

	2008	2007
Cash paid for interest	$ 1,783,309	$ 1,787,785
Cash paid for income taxes	161,749	26,867
Promissory notes issued by the Trust to acquire Class A limited partnership units	65,000	8,842
Promissory notes issued by the Trust to acquire Shares of Beneficial Interest	–	8,158
Shares issued to Trustees and Officers in exchange for services	46,080	37,665

The Trust issued 53,922 and 92,883 Shares of Beneficial Interest during the years ended January 31, 2008 and 2007, respectively, in exchange for Class A limited partnership units. The issued Shares of Beneficial Interest were valued at $63,870 and $117,186, respectively.

17. COMMITMENTS AND CONTINGENCIES

Two of the Hotels are subject to non-cancelable ground leases expiring in 2050 and 2033. Total expense associated with the non-cancelable ground leases for the fiscal years ended January 31, 2008 and 2007 was $199,154 and $196,234, respectively, plus a variable component based on gross revenues of each property that totaled approximately $105,000 and $98,000, respectively.

Future minimum lease payments under these non-cancelable ground leases are as follows:

Fiscal Year Ending	
2009	$ 202,360
2010	202,360
2011	202,360
2012	202,360
2013	202,360
Thereafter	5,873,772
Total	$ 6,885,572

The Trust is obligated under loan agreements relating to four of its hotels to deposit 4% of the individual hotel's room revenue into an escrow account to be used for capital expenditures. The escrow funds applicable to the four hotel properties for which a mortgage lender escrow exists are reported on the Trust's Consolidated Balance Sheet as "Restricted Cash."

InnSuites Hotels has entered into franchise arrangements with Best Western International for four of the hotel properties. These agreements provide for fees to be paid by the Hotels based on revenue and reservations received, and contain no minimum payment provisions.

The nature of the operations of the Hotels exposes them to risks of claims and litigation in the normal course of their business. Although the outcome of these matters cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Trust.

The Trust is involved from time to time in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Trust's consolidated financial position, results of operations or liquidity.

18. STOCK OPTION PLAN

During fiscal year 1999, the shareholders of the Trust adopted the 1997 Stock Incentive and Option Plan (the "Plan"). Pursuant to the Plan, the Compensation Committee may grant options to the Trustees, officers, other key employees, consultants, advisors and similar employees of the Trust and certain of its subsidiaries and affiliates. The number of options that may be granted in a year is limited to 10% of the total Shares of Beneficial Interest and limited partnership units in the Partnership (Class A and Class B) outstanding as of the first day of such year.

Generally, granted options expire 10 years from the date of grant, are exercisable during the optionee's lifetime only by the recipient and are non-transferable. Unexercised options held by employees of the Trust generally terminate on the date the individual ceases to be an employee of the Trust.

There were no options granted in fiscal year 2008 or 2007, and no options outstanding as of January 31, 2008. The Plan currently has 1,000,000 options available to grant.

The Plan also permits the Trust to award stock appreciation rights, none of which, as of January 31, 2008, have been issued.

For stock options granted to non-employees of the Trust, compensation was recognized over the respective vesting period based upon the fair value of the options as calculated using the Black-Scholes pricing model. The Trust did not grant any stock options to non-employees during fiscal years 2008 and 2007. The Trust had equity related compensation expense of $46,080 and $96,390 for the years ended January 31, 2008 and 2007, respectively.

INNSUITES HOSPITALITY TRUST AND SUBSIDIARY
REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF JANUARY 31, 2008

		Initial Cost to Tenant		Cost Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period	
Properties	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements
InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western Tucson, Arizona	$ 3,548,967	$ –	$ 4,220,820	$ –	$ 2,356,566	$ –	$ 6,577,386
InnSuites Hotels and Suites Yuma Yuma, Arizona	985,368	251,649	4,983,292	53,366	2,535,989	305,015	7,519,281
Best Western Airport Ontario Hotel and Suites Ontario, California	8,134,458	1,633,064	5,450,872	–	1,790,261	1,633,064	7,241,133
InnSuites Hotels and Suites Tucson St. Mary's Tucson, Arizona	6,050,000	900,000	9,166,549	(20,564)	1,338,465	879,436	10,505,014
InnSuites Hotels and Suites Albuquerque Airport Best Western Albuquerque, New Mexico	1,055,619	–	1,903,970	–	397,064	–	2,301,034
InnSuites Hospitality Trust Phoenix, Arizona	–	7,005	75,662	–	–	7,005	75,662
	$ 19,774,412	$ 2,791,718	$ 25,801,165	$ 32,802	$ 8,418,345	$ 2,824,520	$ 34,219,510

	Gross Land and Building	Accumulated Depreciation	Net Book Value Land and Buildings and Improvements	Date of Construction	Date of Acquisition	Depreciation in Income Statement is Computed
InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western Tucson, Arizona	$ 6,577,386	$ 1,692,907	$ 4,884,479	1981	1998	5–40 years
InnSuites Hotels and Suites Yuma Yuma, Arizona	7,824,296	1,877,089	5,947,207	1982	1998	5–40 years
Best Western Airport Ontario Hotel and Suites Ontario, California	8,874,197	2,407,977	6,466,220	1990	1998	5–40 years
InnSuites Hotels and Suites Tucson St. Mary's Tucson, Arizona	11,384,450	2,677,294	8,707,156	1960	1998	5–40 years
InnSuites Hotels and Suites Albuquerque Airport Best Western Albuquerque, New Mexico	2,301,034	760,837	1,540,197	1975	2000	5–40 years
InnSuites Hospitality Trust Phoenix, Arizona	82,667	8,598	74,069	2004	2004	33 years
	$ 37,044,030	$ 9,424,702	$ 27,619,328			

(See accompanying independent auditors report.)

(A) Aggregate cost for federal income tax purposes at January 31, 2008 and 2007 are as follows:

	2008	2007
Land	$ 1,856,788	$ 1,856,788
Buildings and improvements	19,825,174	19,352,224
	$ 21,681,962	$ 21,209,012

Reconciliation of Real Estate:

Balance at January 31, 2006	$36,344,665
Improvement to Hotel Properties	581,439
Balance at January 31, 2007	$36,926,104
Improvement to Hotel Properties	400,562
Disposal of Property Improvements	(282,636)
Balance at January 31, 2008	$37,044,030

(See accompanying independent auditors report.)

MORTGAGES LOANS ON REAL ESTATE

Description	Interest Rate	Maturity Date	Periodic Payment Term	Face Amount of Mortgages	1/31/08 Carrying Amount
Mortgage Note Secured by Albuquerque, NM property	8.875%	9/1/2015	180 monthly installments	$ 1,575,000	$ 1,055,619
Mortgage Note Secured by Ontario, CA property	8.280%	5/11/2011	120 monthly installments, with balloon payment of $7,498,458 due at maturity	9,000,000	8,134,458
Mortgage Note Secured by Yuma, AZ property	9.250%	8/1/2011	180 monthly installments	4,000,000	985,368
Mortgage Note Secured by Tucson St. Mary's, AZ property	Prime rate (6.0% as of 1/31/08)	1/28/2015	83 monthly installments, with balloon payment of $5,079,399 due at maturity	6,050,000	6,050,000
Mortgage Note Secured by Tucson Oracle, AZ property	8.000%	5/1/2016	180 monthly installments	5,100,000	3,548,967
				$ 25,725,000	$ 19,774,412

MORTGAGE NOTE RECONCILIATION

Balance at January 31, 2006		$19,908,877
Deductions during period:		
	Principal payments	(1,043,226)
Balance at January 31, 2007		18,865,651
Deductions during period:		
	Net refinancings	2,031,900
	Principal payments	(1,123,139)
Balance at January 31, 2008		$19,774,412

(See accompanying independent auditor's report)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures over Financial Reporting

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures of our internal controls will prevent all error or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework." A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the following material weaknesses:

1. As of January 31, 2008, we had an entity-level material weakness in our control environment related to an insufficient number of accounting and finance personnel. This material weakness resulted in adjustments to several of our significant accounts, specifically, Accounts Payable and Accrued Expenses. As a result, management's controls over financial close and reporting procedures are insufficient and in some cases lack proper review and approval procedures.

2. As of January 31, 2008, we did not maintain effective controls over the period end accrual process. Specifically, controls were not designed and in place to ensure that goods and services received prior to period end but not yet invoiced were appropriately recognized. This material weakness resulted in errors in the accounting for accrued expenses. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Because of these material weaknesses, our management has concluded that we did not maintain effective internal control over financial reporting as of January 31, 2008, based on the criteria established in "Internal Control – Integrated Framework" issued by the COSO.

This annual report on Form 10-K does not include an attestation report of the Trust's independent registered public accounting firm regarding internal control over financial reporting. The Trust's internal controls over financial reporting were not subject to attestation by the Trust's independent registered public accounting firm pursuant to temporary rules of the Commission that permit the Trust to provide only management's report in this annual report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our most recently completed fiscal quarter (the fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In our efforts to continuously improve our internal controls, our management has taken steps to enhance the following controls and procedures subsequent to the end of fiscal 2008 as part of our remediation efforts:

Management plans to hire a full-time Controller. Hiring a full-time Controller will both provide a secondary review for key analysis and the capacity to allow for the implementation of new financial reporting internal controls.

Management intends to create a vendor checklist to assist in identifying goods or services that have been received or incurred but not yet invoiced as of the end of a reporting period.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 as to the Trustees and Executive Officers of the Trust is incorporated herein by reference to the information set forth under the caption "Election of Trustees – Nominees, Trustees and Executive Officers" in the Trust's definitive proxy statement for its 2008 Annual Meeting of Shareholders to be held on July 17, 2008 (the "Proxy Statement"), which is expected to be filed with the Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, within 120 days after the end of the Trust's fiscal year.

The information regarding the Audit Committee of our Board of Trustees and the information regarding the "audit committee financial expert" are incorporated herein by reference to the information set forth under the caption "Board Committees – Audit Committee" in the Proxy Statement.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to the information set forth under the caption "Certain Information Concerning the Trust – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Code of Ethics for Senior Financial Officers

The Trust has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Financial Officer and principal accounting officer and persons performing similar functions. The Trust has posted its Code of Ethics on its website at www.innsuitestrust.com. The Trust intends to satisfy all Commission and American Stock Exchange disclosure requirements regarding any amendment to, or waiver of, the Code of Ethics relating to its Chief Executive Officer, Chief Financial Officer and principal accounting officer, and persons performing similar functions, by posting such information on its website. In addition, the Trust has adopted a Code of Conduct and Ethics that applies to all of its employees, officers and Trustees. It is also available on the Trust's website at www.innsuitestrust.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information set forth under the caption "Compensation of Trustees and Executive Officers" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information set forth under the caption "Certain Information Concerning the Trust–Ownership of Shares" in the Proxy Statement.

The following table provides information about the Trust's equity compensation plans (other than qualified employee benefits plans and plans available to shareholders on a pro rata basis) as of January 31, 2008:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	0	$ N/A	1,000,000
Equity compensation plans not approved by security holders	None	None	None

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Transactions," "Election of Trustees" and "Board Committees" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the information set forth under the caption "Certain Information Concerning the Trust – Audit Fees & Services" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Schedules

Financial Statements/Schedules of InnSuites Hospitality Trust

(a)(3) Exhibit List

Exhibit No.	Exhibit
3.1	Second Amended and Restated Declaration of Trust of InnSuites Hospitality Trust dated June 16, 1998, as further amended on July 12, 1999 (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005 filed with the Securities and Exchange Commission on May 16, 2005).
10.1	First Amended and Restated Agreement of Limited Partnership of RRF Limited Partnership dated January 31, 1998 (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-2, filed with the Securities and Exchange Commission on September 8, 1998).
10.2*	Form of Indemnification Agreement between InnSuites Hospitality Trust and each Trustee and executive officer (incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed with the Securities and Exchange Commission on May 12, 2006).
10.3	Amended and Restated Promissory Note dated December 1, 2006 by RRF Limited Partnership in favor of Rare Earth Financial, L.L.C. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2006 filed with the Securities and Exchange Commission on December 1, 2006).
10.4	Sales and Project Coordination Agreement dated March 1, 2006 between Rare Earth Development Company and InnSuites Hospitality Trust (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed with the Securities and Exchange Commission on May 12, 2006).
10.5	InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan (incorporated by reference to Exhibit 4(a) of the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 19, 2000).
21	Subsidiaries of the Registrant.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of Securities Exchange Act of 1934, as amended, the Trust has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNSUITES HOSPITALITY TRUST

Dated: May 15, 2008

By: /s/ James F. Wirth
James F. Wirth, Chairman,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: May 15, 2008

By: /s/ Anthony B. Waters
Anthony B. Waters, Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Trust and in the capacities and on the dates indicated.

Dated: May 15, 2008

By: /s/ James F. Wirth
James F. Wirth, Chairman
President and Chief Executive Officer
(Principal Executive Officer)

Dated: May 15, 2008

By: /s/ Anthony B. Waters
Anthony B. Waters, Chief Financial Officer
(Principal Financial Officer)

Dated: May 15, 2008

By: /s/ Marc E. Berg
Marc E. Berg, Trustee

Dated: May 15, 2008

By: /s/ Steven S. Robson
Steven S. Robson, Trustee

Dated: May 15, 2008

By: /s/ Peter A. Thoma
Peter A. Thoma, Trustee

Dated: May 15, 2008

By: /s/ Larry Pelegrin
Larry Pelegrin, Trustee

SUBSIDIARIES OF THE REGISTRANT

1. RRF Limited Partnership, a Delaware limited partnership.
2. Yuma Hospitality Properties, Ltd., an Arizona limited partnership.
3. Tucson Hospitality Properties, Ltd, an Arizona limited partnership.
4. Ontario Hospitality Properties Limited Partnership, an Arizona limited partnership.
5. Tucson St. Mary's Suite Hospitality LLC, an Arizona limited liability company.
6. Albuquerque Suite Hospitality LLC, an Arizona limited liability company.
7. InnSuites Hotels, Inc., an Arizona corporation.

CERTIFICATION

I, James F. Wirth, certify that:

1. I have reviewed this annual report on Form 10-K of InnSuites Hospitality Trust;.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 15, 2008

By: /s/ James F. Wirth

Name: James F. Wirth
Title: Chief Executive Officer

CERTIFICATION

I, Anthony B. Waters, certify that:

1. I have reviewed this annual report on Form 10-K of InnSuites Hospitality Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 15, 2008

By: /s/ Anthony B. Waters
Name: Anthony B. Waters
Title: Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James F. Wirth, Chief Executive Officer of InnSuites Hospitality Trust (the "Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the year ended January 31, 2008 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2008

By: /s/ James F. Wirth

Name: James F. Wirth
Title: Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the "Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the year ended January 31, 2008 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2008

By: /s/ Anthony B. Waters
Name: Anthony B. Waters
Title: Chief Financial Officer

Investor Information

Corporate Offices:
InnSuites Hospitality Trust
1615 E. Northern Ave #102
Phoenix, AZ 85020
Phone: (602) 944-1500
Fax: (602) 678-0281

Trust Officers:
James Wirth: President/CEO
Marc Berg: Executive VP, Secretary & Treasurer
Anthony Waters: CFO
James Aronoff: Assistant Secretary

Board of Trustees:
James Wirth: Chairman
Marc Berg
Steve Robson
Peter Thoma
Larry Pelegrin

Committees of the Board of Trustees:

Audit Committee:
Larry Pelegrin: Chairman
Peter Thoma
Steve Robson

Governance & Nominating Committee:
Peter Thoma: Chairman
Steve Robson
Larry Pelegrin

Compensation Committee:
Steve Robson: Chairman
Peter Thoma
Larry Pelegrin

Executive Committee:
James Wirth: Chairman
Marc Berg
Steve Robson

Shareholder Information:
Investor Relations:
Marc Berg
Phone: (602) 944-1500
Fax: (602) 678-0281
www.innsuitestrust.com

Listed Securities:
American Stock Exchange
Symbol: IHT
Cusip #457919108

Transfer Agent:
National City Bank
629 Euclid Ave. #835
Cleveland, OH 44114
Toll Free (800) 622-6757
Fax (216) 476-8508

General Counsel:
Thompson Hine LLP
3900 Key Center
Cleveland, OH 44114
Phone (216) 566-5500
Fax (216) 566-5800

Hotel Information & Information:
Toll Free (888) INNSUITES
Or (800) 842-4242
www.innsuites.com

InnSuites Hotels, Inc. (Wholly Owned);
James Wirth: CEO
Anthony Waters: VP & Secretary/Treasurer

Independent Accountants:
Moss Addams LLP
8800 E. Raintree Dr.
Suite 210
Scottsdale, AZ 85260

Stock Information

Fiscal Year 2008	High	Low
First Quarter	1.64	1.04
Second Quarter	1.69	1.00
Third Quarter	1.64	0.77
Fourth Quarter	1.65	0.79
Fiscal Year 2007	**High**	**Low**
First Quarter	1.75	1.30
Second Quarter	1.75	1.45
Third Quarter	1.54	1.10
Fourth Quarter	1.75	1.00
Fiscal Year 2006	**High**	**Low**
First Quarter	1.52	1.11
Second Quarter	1.75	1.23
Third Quarter	1.50	1.24
Fourth Quarter	1.50	1.20

InnSuites Hospitality Trust

InnSuites
HOTELS & SUITES

END

1615 E Northern Ave | Phoenix, Arizona 85020 | ph 602.944.1500 | fax 602.678.0281